U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

AMENDMENT NO. 3 TO GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERISTAR NETWORK, INC.
(Name of Small Business Issuer in its charter)

Delaware                                               84-1370942
------------------------------------------      --------------------------
  (State or other jurisdiction of                   I.R.S. Employer
   incorporation or organization)                   Identification No.

  321 North Mall Dr.
  St. George, UT                                        84790
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)            (Zip Code)

  Issuer's telephone number, including area code 530-677-3233
                                                 -------------
  Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       -----------------------------------

                       Common Stock, $.001 par value
                       -----------------------------
                              (Title of class)





  KENNETH G. EADE
  Attorney at Law
  827 State Street, Suite 26
  Santa Barbara, CA 93101
  805-560-9828
  Fax: 805-560-3608

  August 18, 1999

  United States Securities and Exchange Commission
  Division of Corporate Finance
  Washington, D.C. 20549
  Attn: Jonathan Ingram

  Re: Ameristar Network, Inc.
      Registration on Form 10-SB
      File No. 0-26157
      Filed May 21, 1999

Dear Mr. Ingram:

Enclosed herewith is registrant Ameristar Network, Inc.'s ("Ameristar" or the "Company") amendment to its Form 10-SB filed May 21, 1999. This amended filing contains responses to your comments dated August 6, 1999, and are numbered so as to address the same numbered comment.

       1. Ameristar's filing of this Form 10-SB is voluntary, consistent with the Company's promise to investors as embodied in its Rule 504 offering, to file a Form 10-SB so as to become a reporting company in compliance with new NASD rules in addition to reestablishing quotation of its securities on the NASD OTC Bulletin Board.

       2. 103 within the Legal Proceedings section contains an appropriate disclosure relative to Ameristar Mortgage and CVS Technologies. Item 401 sets forth the biographies of all Ameristar directors and officers as well as those of CVS Technologies ("CVS"). All of the securities of the subsidiaries are owned 100% by Ameristar. Item 404 reveals there are no transactions or related parties not already disclosed in the Form 10-SB. Regarding Item 701, no recent sale of securities by either subsidiary not already discussed relative to Ameristar's acquisition of those subsidiaries has been made.

       3. Ameristar is still a development stage corporation. Current operations are limited to the holding of its independently operating subsidiaries, the holding of its rights to the Wholesale Lender Center located within the Business Development Center of the Virtual Lender System and implementation of the Ameritrac system which is not yet fully operational but which the Company expects to have fully operating in October 1999.

      AmeriStar has achieved its goal of developing a network of mortgage brokers through its ownership of the Wholesale Lender Center located within the Virtual Lender System. The Virtual Lender is in use by over 300 mortgage brokers and mortgage originators who have purchased the Virtual Lender in over 30 states. Hence, the nationwide network of mortgage brokers has already been established. When a mortgage broker licensed to use the Virtual Lender System accesses the Wholesale Lender Center within the Virtual Lender System via MIT's website, the Company receives a $400 transaction fee on each loan made through the use of the system. The wholesale lenders pay the fee.

           AmeriStar Mortgage, Inc. is fully operational and doing business as a mortgage broker specializing in arranging commercial loans. CVS has fully developed its CVS Y2K card and is awaiting patent pending status for the card before filling already received orders. CVS projects year 2000 computer issues to extend 30 months past the end of the year, especially in Pacific Rim region, Africa, and other geographic locations where CVS has contacts. The section dealing with the business of CVS has been expanded in the amended filing.

       4. AmeriStar's business does not depend upon one or a few major customers. Its customer base is over 300 strong and should expand as more customers access the Virtual Lender system.

       CVS has already accepted orders for purchase of the Y2K card and there is a potentially substantial market for the Y2K fix and more customers. The CVS Y2K card is a permanent Year 2000 fix for servers; not a temporary fix as most of its competitor's downloadable fixes are. This is evident in the detailed discussion about CVS' Y2K card. AmeriStar's business is that of a mortgage broker specializing in commercial lending for retail centers, office complexes and the like. Ameristar's business is not dependent upon one or a few major customers; its success depends on the variety of loans it writes for a variety of customers. Government approval is not a factor in AmeriStar's or CVS' business since government regulation has no or minimal effect on their business. AmeriStar's principals need only possess valid real estate licenses in order to conduct business and comply with local and national real estate rules those of which its principals are familiar with.

       The Company nor its subsidiaries have booked any significant research and development costs and do not expect to pass those costs on to its customers. AmeriStar also has no product development and AmeriStar and CVS' research and development costs were borne by the principals of the respective companies who were compensated for these costs indirectly by an equity position in the Company.

       5. AmeriStar will receive a transaction fee on every loan closed through the Wholesale Lender System plus a fee for every loan it transmits. CVS will receive payment for every Y2K card it sells.

       6. The Company has no intention of integrating CVS into the mortgage business. CVS will operate as a wholly owned subsidiary of Ameristar and will operate independent of the Company.

       7. From 1981 to February 1999, 90% of all AT style personal computers use two digit RTC chips that do not compute four digit dates. Whether the manufacturer is Compaq, Dell or IBM, these two digit real time clock chips fail. The Real Time Clock (RTC) keeps track of the date and time when the system is powered off. Each time the computer is booted (turned on), the time and date stored by the RTC is read by the computer's BIOS. The operating system will get the time and date information it needs from the BIOS and in turn, will pass this information along to most applications and programs. Therefore, it is critical that a RTC handle four digit year 2000 dates. Two digit RTCs are soldered to PC's motherboard. Consequently, the only way to fix the two digit clock problem is to replace the motherboard. Even with the awareness of the anticipated Y2K clock problem over 90% of new computers are sold with the two digit RTC. There are many software patches and vendors who address the Y2K problem by writing fixes to the BIOS, the Boot Sector, the hard drive, the system configuration files and/or the automatically executable batch files. These fixes manipulate a computer's BIOS and CMOS setup programming. However, the BIOS and CMOS read the date directly from the now inadequate two digit real time clock. These fixes therefore, may only be considered temporary, inefficient fixes since the software program used to correct the two digit clock problem must be always running and thereby occupying valuable RAM addresses. Microsoft NT, Novell Netward and Microsoft OS/2 server operating systems do not use terminate and stay resident programs (TSRs), configuration files or other third party drivers while booting to correct RTC problems. Servers and applications running on Servers can and do make direct Real Time Clock calls to the hardware and if the hardware has a two digit real time clock, it can only respond with the two digit date and time.

       8. The data in the section entitled "The Services-In General" is derived from Mortgage Originator Magazine, 1997-1998 and National Association of Realtors 1997-1998. The basis for management's beliefs that AmeriStar Mortgage Brokers will capture a growing share of the mortgage loan origination market is that the mortgage lending industry is dominated by a relative few large companies, such as Countrywide Home Loans and others, with immense resources. Small, independent mortgage brokers need technology offered by the company to help them compete, such as the AmeriTrac System and the Wholesale Lender System.

       9. AmeriStar has achieved its goal of developing a network of mortgage brokers through its ownership of the Wholesale Lender Center located within the Virtual Lender System. The Virtual Lender is in use by over 300 mortgage brokers and mortgage originators who have purchase the Virtual Lender in over 30 states. Hence, the nationwide network of mortgage brokers has already been established. When a mortgage broker licensed to use the Virtual Lender system accesses the Wholesale Lender Center in the Virtual Lender System through MIT's website, the Company receives a $400 transaction fee on each loan made through the use of the system. The wholesale lenders
pay   the fee. The Company has already purchased the cost of the development of this network by its payment to MIT. No additional costs are required, except for the maintenance fee to be paid from revenues earned by the Company from the system.

       10. The Virtual Lender is a product of Mortgage Internet Technologies, Inc. Within the system, authorized users access their password protected Business Development Center (BDC) through the MIT website. In the BDC they are notified of loan applications from the Internet. The Wholesale Lender Center is located within the BDC. The user is able to access lender rates and obtain details of loan programs, select a lender, and lock a rate of interest. When the AmeriTrac System is operational, the user will also be able to send a lender a processed loan on the AmeriTrac System. The users of the Virtual Lender are the only participants in the process. Wholesale Lenders pay a fee for each loan closed and funded through the system.

       11. The Virtual Lender is being used by over 300 Mortgage Brokers and loan originators in 39 states. Major clients of the system are Mountain America Credit Union and IBM Credit Union. The Company is proceeding to finish the deployment of the Wholesale Lender System located within the BDC of the Virtual Lender by implementing the AmeriTrac System, which will enable mortgage brokers not only to select lenders and lock in interest rates, but to also submit a processed loan to the wholesale lender via the Internet.

        12. The Company was introduced to AmeriStar Mortgage by a consultant familiar with both companies. The steps leading to the acquisition of CVS were that CVS had licensed the exclusive use of its technology to the Company for the mortgage lending industry. The reasons for the acquisition of AmeriStar Mortgage were simply that the company felt that AmeriStar Mortgage was a compatible business. The reason for the acquisition of CVS Technology was that the Company felt that, even though CVS was not in the mortgage lending business, its business was computer related and the Company believed that the CVS Intelligent Y2K card was a viable product. The Company calculated the exchange as a result of negotiations with each acquisition target at a rate of 90% of the market value of the Company's stock at the time of the acquisition. A fairness opinion was not obtained for either transaction, and the negotiations were held on an arms length basis.

The assets acquired by the Company from AmeriStar Mortgage were its goodwill. The assets acquired as a result of the acquisition of CVS was the technology for the CVS Intelligent Y2K card. AmeriStar Mortgage was incorporated in March 1999 as a development stage company. However, its management operated a mortgage brokerage business under the name of "Access Business Capital", Access Business Capital was a business developed by David Tew in 1997, doing commercial mortgage banking and asset finance. During negotiations for the acquisition of AmeriStar Mortgage, the Company decided to only acquire the commercial mortgage banking aspect of the business. Thus, instead of acquiring Access Business Capital, Mr. Tew incorporated the commercial mortgage business as AmeriStar Mortgage, and that business was acquired by the Company.

       13. CVS' technology was licensed to the Company by CVS for use in the mortgage industry prior to the acquisition of CVS. As a result of the acquisition of CVS, the license became obsolete. Pursuant to the acquisition agreement of CVS, CVS will operate its business independently of the company. Please refer to the correction made under Year 2000 Fix. CVS' product is not a downloadable software fix, but a card capable of converting a two digit RTC to a four digit RTC without motherboard replacement. The hardware layer, when accessed, reports back to the program and/or the operating system a faulty two digit date (1980, 1900, 1901, etc.).

Users of computers running on Windows 95 or 98, Linux or OS/2 platforms can download free patches for the BIOS, CMOS and operating systems. These fixes do not however address the RTC because operating systems such as Windows95 or Windows98 use the BIOS and CMOS for time and date verification. Registries, configuration files, autoexec.bat files and TSR programs can be modified and used to correct the Y2K two digit problem. In a server environment, because of speed and performance, Microsoft NT, Novell and OS2 running on an AT or ATX architecture directly access the hardware layer, such as network cards, video, hard drive controllers and RTC's. Because of this, software, BIOS or CMOS fixes are useless to correct the two digit problems. As well as all other competitors (Intelliquest, M2Y2K, OutSource, DiNic, and AllStar), this means that in order for the servers to be fixed a certified computer technician with extensive knowledge of addressing schemes such as IRQ, DMA, MEMORY, and I/O must configure the four digit card with a unique address to avoid conflicts and server crashes. The new intelligent RTC server card form CVS uses proprietary technology (currently under patent application) that automatically assigns the correct address without conflicting with other server components (such as video card, SCSI controllers, network cards, etc.). If you know how to unscrew a computer case and insert a CVS Intelligent RTC card then you can fix your server's two digit RTC with a four digit one without the need for a certified installer. The problem with faulty RTC's does not go away on January 2, 2000. As long as the sever has a two digit RTC and needs to computer 4 digit dates in
the next century it will need an   intelligent RTC card.

       14. MIT's Virtual Lender is an automated web site design system that not only builds a web site for a mortgage professional, but also provides loan processing services. The Virtual Lender system is the most affordable system of its kind on the Web. There are no automated web site development systems which do what MIT's Virtual Lender does. Some of the competitors for wholesale lending systems that provide that segment to the mortgage professions are LION as www.lioninc.com, Lending Tree at www.lendingtree.com, and IMX at www.imx-exchange.com.

       15. O. Russell Crandall devotes 100% of his time to the Company. David Tew devotes 100% of his time to AmeriStar Mortgage. Leslie Avery is not an employee of the Company. She is a member of its Board of Directors and a member of the Board of Directors of CVS. She devotes part-time to the business. All of the named CVS employees are part-time.

       16. The Company has added a discussion relative to Item 303a to its amendment.

       17. Refer to the discussion relative to Item 303a. The Company has no current material commitments. The contract payable of $195,000 has been satisfied as of August 1999. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital.

       18. The Company is still considered to be a development stage company, with no significant revenue, and which is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the required capital through sale of its common stock.

       19. The Year 2000 discussion has been revised, as you have suggested, to include discussion on the company's state of readiness: for both their information technology (IT) and non-IT systems, the status of their progress, including the estimated timetable for completion and the nature and level of importance of material third party relationships, as well as the status of assessing the third party risks, the material historical and estimated costs of remediation, including direct costs related to solving Year 2000 issues such as modifying software and hiring new Year 2000 solution providers; the risks of the Company's Year 2000 issues and a description of the company's most reasonably likely worst-case Year 2000 scenario, or the uncertainty of the most likely worst case scenario, as well as the efforts made to analyze that uncertainty and how the company intends to address this uncertainty; and finally, the company's contingency plans on how it is preparing to handle the most reasonably likely worst-case scenario.

       20. David Werner resigned in June 1999 because the Company was unable to complete the acquisition of MIT. The reason the Company stated that he resigned was the Company's duty to disclose his resignation to the public and its shareholders. His appointment to the Board of Directors of the Company and his acquisition of Company stock was based upon the consummation of the acquisition of MIT.

       21. Negotiations to obtain the $46.3 million in capital are ongoing but dependent upon the Company being successful in regaining quotation of its securities on the NASD OTC Bulletin Board, and there can be no assurance that this will happen.

       22. The website address in the section was misstated. It has been corrected to www.ameristarnetwork.com.

       23. The table has been revised to provide the address of each beneficial owner, and the last column's subheading has been relocated.

       24. The footnote has been revised to reflect the correct number of outstanding shares.

       25. Shirman and Mary Milliner jointly own the shares listed, and the fact that each is the beneficial owner of 525,000 shares has been added. Neither of them, nor Leslie and Michael Avery disclaim beneficial ownership of the shares held by the other. Footnote 3 has been corrected.

       26. Ms. Gnagy and Mr. Avery are the director and officer of CVS Technologies, Inc., the 100% owned subsidiary of the Company. They have been from the table, but remain footnoted, as the Company feels the disclosure of their capacity is appropriate.

       27. Charles Marsh is not a director of the Company. He is a director of AmeriStar Mortgage.

       28. The trustee of the O.Russell Crandall Family Trust has been properly identified as O. Russell Crandall, and he has been individually listed in the table with an appropriate footnote. The 2,700,000 shares issued to Mr. Crandall were issued to the Family Trust.

       29. David Tew is a Director of AmeriStar Network, and Mr. Marsh is not. Both are directors of AmeriStar Mortgage.

       30. The term of each director has been disclosed, along with the period during which each director has served.

       31.  Mr. Herbert's biography has been revised.

       32. The amount of compensation accrued to date has been quantified. Mr. Crandall's salary is now $5800.00 per month, and has accrued at that rate since April 1999.

       33. The Company has no promoters. O. Russell Crandall, the incorporator of the Company, has utilized his own efforts to build the Company's business and to take it public.

       34. The Company rents its offices from MIT on a month to month basis on an arms length basis for an insignificant amount of monthly rental. The 350,000 shares were issued to O. Russell Crandall at inception for marketing rights assigned to the company for Mr. Crandall's Internet Marketing concept.

       35. Both sections have been revised to state that the 280,000 shares were issued.

       36. The discussion has been revised. AmeriStar's stock is not a "penny stock" under the Commission's Rules and Regulations. The description was used as a non legal description of the decline of the market value of its stock, due to the delisting of the company by the NASD OTC Bulletin Board. Prior to the "E" qualifier being placed on its stock symbol, it was trading at over one dollar, and had a high bid of over $5.00 at one time.

       37. The source and disclaimers have been so indicated. The numbers in the table have been revised and confirmed as correct.

       38. The section has been revised to indicate the accredited or sophisticated status of each investor.

       39. The amount of cash received for the 50,000 shares has been disclosed.

       40. The section has been revised to indicate that Mr. Tew received company shares in exchange for all of the issued and outstanding shares of AmeriStar Mortgage.

       41. The 6,500 shares and 6,550 shares issued for cash and the 5,816 shares issued for debt satisfaction, all at $2.00 per share, were all included in the issuance of shares pursuant to the Rule 504 exempt offering, which has already been disclosed in the section.

       42. The notes described in Note 7 to the financial statements are unsecured promissory notes issued by the company for cash. They are not convertible to common stock.

       43. A Form D for the Rule 504 offering in June 1997, was first filed for information purposes on March 5, 1997, before any shares were sold and before the amendment of the Rule 504 offering in June 1997. The Form D was amended on August 1, 1998, to reflect sales made pursuant to the offering and was amended a second time on April 21, 1999, after the closing of the offering. Copies of the Form D's filed with the Commission are included with the hard copy of this letter and the typewritten version of the amendment.

       44. The statement that the Company has 2,018,886 shares of common stock outstanding has been revised to indicate the current shares outstanding and the section has been revised to include the authorization for 10,000,000 preferred shares.

       45. The section has been limited to showing the statute, and referring to the provisions of the charter (certificate of incorporation) and by laws indemnification provisions. Therefore, it is in compliance with Item 702.

       46. The acquisition qualifies for a pooling of interests, and the disclosure has been revised to demonstrate that it satisfies the conditions in paragraphs 45-48 of APB Opinion No. 16.

       47. The acquisition qualifies for a pooling of interests, and the disclosure has been revised to demonstrate that it satisfies the conditions in paragraphs 45-48 of APB Opinion No. 16.

       48.  The word deficit has been added.

       49. The report did include a statement that a prior auditor audited the financial statements of the company as at December 31, 1997 and 1996 in a report dated July 6, 1998. However, it has been supplemented to advise that this previous auditor's report has been included in the registration statement.

       50. The former accountant did not resign, or decline to stand for re election. He was dismissed by the Company on March 31, 1999. The principal accountant's report on the financial statements for the past two years contained a statement to the effect that the company has an accumulated deficit at July 31, 1998, and that these factors raise substantial doubt about the Company's ability to continue as a going concern. The statement has been adopted by the current accountant without modification in his following reports. The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant and, in fact, the former accountant has indicated his agreement with the statements made by the Company concerning the change in the Company's independent accountant.

The former accountant did not advise the company withrespect to internal controls necessary to develop reliable financialstatements; nor of information which came to his attention that made himunwilling to rely on management representations or to be associated with thefinancial statements prepared by management; nor that the scope of the audit should be expanded significantly, nor of information that had come to the accountant's attention that he may have concluded will or if further investigated might materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements. There is no disagreement between the Board of Directors and the former independent accountant, and no committee of the Board of Directors or the Board of Directors has discussed the subject matter of any such non existent disagreement with the former accountant. The Company has fully authorized the former accountant to respond fully to the inquiries of the successor accountant concerning all of the Company's financial reports and audits. The new accountant was engaged on April 1, 1999, and neither the Company nor anyone acting on its behalf consulted the new accountant regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements. The letter provided before the former independent auditor's report which was filed with the last amendment has been repositioned as 16.

       51. The former accountant's original report was dated, but the date was inadvertently left out when the report was generated in EDGAR. It has been corrected to reflect the date of the report.

       52.  The EDGAR generated statement has been realigned completely.

       53. The reports have been revised to include the amounts for the prior comparative interim period (March 31, 1998) in the statements of operations and cash flows. The statements have been specifically identified as "unaudited" since the financial statements for March 31, 1999 are audited. The amounts for the years ended December 31, 1998, 1997 and 1996 have been removed from these statements.

       54. The amounts recorded for 1997 and 1996 to the balance sheet audited by the predecessor auditor have been reconciled.

       55. The interest income recorded for 12/31/97 has been reconciled to the statement of operations audited by the predecessor auditor. The weighted average number of shares outstanding for each period has been disclosed.

       56. The duplicate statement of stockholder's equity has been removed, and the statement of cash flows as of 12/31/98 has been provided.

       57. Note 4 has been significantly expanded to fully discuss the specific plans of management for dealing with the adverse situation. Management plans to raise additional working capital in subsequent private offerings of its common stock. The Company will initially seek to raise up to $5 million in a private placement of it's common stock, and continues to negotiate for private capital. However, there can be no assurance that any such offering or negotiations for private capital will be successful if the Company is unable to regain its position on the NASD Bulletin Board.

       58. The disclosure has been revised to indicate the terms and conditions of the outstanding notes. Note #1 is not expected to have a material impact on the Company because the principal amount of Note #1 is 0 for 1998. This explanation has been emphasized in the note.

       59. The disclosures for Notes 8 and 9, which were inadvertently left out of the report when it was generated in EDGAR, have been provided.

       60. Note 10 has been revised to indicate the basis for valuing the rights at the amounts recorded. The July 23, 1998 addendum gave the Company up to December 23, 1998 within which to pay the contract payable. The payment has been made, but it was not made until after the expiration of the extension time period. It has been disclosed as a subsequent event, and the disclosure has been revised.

       61. The $52,500 recorded under the 3/31/99 column has been identified as proceeds from stock sales, and the noncash portion of stock sales has been removed from the amount of $24,732 recorded under the 12/31/98 column. Please refer to the revised report.

       62. The Notes Payable as of 3/31/99 item has been updated to reconcile the amounts recorded on the balance sheet as of 3/31/99 and 12/31/98.

       63. The Exhibit List has been revised to include each exhibit the Company has filed with the registration statement.

       64. There has been no written lease agreement entered into with Mortgage Internet Technologies, Inc. It is an oral month to month rental agreement. A list of subsidiaries has been filed as an exhibit.

       65. Article "FIFTH" of AmeriStar Mortgage, Inc.'s Certificate of Incorporation was derived from a standard form utilized by the incorporator who was hired to incorporate the company (Harvard Business Services, Inc.) It appears that the incorporator utilized a form which is typically used for incorporating closely held corporations, which has no current impact on the Company's relationship with AmeriStar Mortgage. AmeriStar Network, Inc. did not select the form, and it does not affect the Company's ability to spin off AmeriStar Mortgage, because, if the decision is made to spin off AmeriStar Mortgage, a simple amendment to the Certificate of Incorporation to eliminate the provisions of article "FIFTH", "SIXTH", and "SEVENTH."

       66. Article 8.5 of Exhibits 10(d) and (e) was included in the agreements to reflect the parties' desires to complete the registration of its stock under the 1934 Act before the Company was delisted from the NASD OTC Bulletin Board. The provision was not a contingency, the acquisitions of AmeriStar Mortgage and CVS have been completed, and non-compliance, therefore, has no affect on the merger agreements.

       I have enclosed three copies of a marked, typeset version of the enclosed amendment, and copies of the Form D's filed with the Commission have been included in the hard copy transmission. I would also like to remind you that the Commission, through Mr. Wulff, has given assurance that the staff will give priority to this review so that comments can be resolved to resolve the Company's being delisted by the NASD Bulletin Board. Thank you for your cooperation in this matter.

  Very truly yours,

  /S/ Kenneth G. Eade
      KENNETH G. EADE
  cc: O. Russell Crandall

 Item 1.         DESCRIPTION OF BUSINESS

 BUSINESS DEVELOPMENT

AmeriStar Network, Inc. (the "Company"), a Delaware Corporation, was incorporated on September 23, 1996. The Company is engaged in the business of developing its proprietary Internet system, AmeriTrac, for loan processing, loan approval, and loan delivery of mortgage loans. AmeriStar is still a development stage corporation. Its current operations are limited to the holding of its subsidiaries, which each operate independently, the holding of its rights to the Wholesale Lender Center located within the Business Development Center of the Virtual Lender System and the implementation of the AmeriTrac system which is not yet fully operational but which the company expects to be fully operational in October 1999.

The Company has two recently acquired subsidiaries; AmeriStar Mortgage, Inc.
is a Delaware corporation engaged in the business of origination of non-bank mortgage loans, principally in the commercial arena, including SBA guaranteed loans, and CVS Technologies, Inc., is engaged in the business of development of a Server 98 compliant 4 digit real time clock (RTC), designed exclusively for servers. This RTC is in the form of a card which can be installed by the user. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. The Company was introduced to AmeriStar Mortgage by a consultant familiar with both companies. The steps leading to the acquisition of CVS were that CVS had licensed the exclusive use of its technology to the Company for the mortgage lending industry. The reasons for the acquisition of
AmeriStar Mortgage were simply that the company   felt that AmeriStar Mortgage
was a compatible business. The reason for the acquisition of CVS Technology was that the Company felt that, even though CVS was not in the mortgage lending business, its business was computer related and the Company believed that the CVS Intelligent Y2K card was a viable product. The Company calculated the exchange as a result of negotiations with each acquisition target at a rate of 90% of the market value of the Company's stock at the time of the acquisition.
A fairness opinion was not obtained for   either transaction, and the
negotiations were held on an arms length basis. The assets acquired by the Company from AmeriStar Mortgage were its goodwill.

AmeriStar's business is not dependent upon one or a few major customers. Its customer base is over 300 strong and should expand as more customers access the Virtual Lender system. CVS already has orders for its Y2K card, and a substantial potential demand for more customers exists. The CVS Y2K card is a permanent Year 2000 fix for servers; not a temporary fix as most of the competitor's downloadable products are. See the detailed discussion on the CVS Y2K card. AmeriStar Mortgage's business is that of a mortgage broker specializing in commercial lending, such as retail centers, office complexes and the like. It is not dependent on one or a few major customers, and its success depends on the variety of loans it writes for a variety of customers.

       Government approval is not necessary for AmeriStar's, AmeriStar Mortgage's or CVS' business, and government regulations have no or only a negligible effect on their respective businesses.

       Neither the Company nor any of its subsidiaries have booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. AmeriStar Mortgage has no product development and AmeriStar Network and CVS' research and development costs were borne by the principals of the respective companies who were compensated for these costs indirectly by an equity position in the Company.

       The Company's mailing address is 321 North Mall Drive, Bldg. K, St. George, Utah 84790. The telephone number of its principal executive office is
(435) 656-3677 and (800) 810-7687.

 IN GENERAL - THE COMPANY

The Company has an exclusive license with Mortgage Internet Technologies, Inc.
(MIT), to utilize the Virtual Lender (tm), a system developed by MIT, which allows a mortgage broker to build a website and connect with lenders for available programs, rates and actually allows the broker to lock in interest rates. The Company equips mortgage brokers who subscribe to with a encrypted password protected Internet site, which features underwriters and lenders,
and the ability to pre-qualify potential home buyers, which is   essential to
the  "point of sale" origination of mortgage loans.  The   Internet system
provides mortgage loan professionals and the real estate sales associate with the tools and training necessary to start the loan application using the propriety Internet system.

The Virtual Lender is a product of Mortgage Internet Technologies, Inc. Within the system, authorized users access their password protected Business Development Center (BDC) through the MIT website. In the BDC they are notified of loan applications from the Internet. The Wholesale Lender Center is located within the BDC. The user is able to access lender rates and obtain details of loan programs, select a lender, and lock a rate of interest. The Company is developing its AmeriTrac System, which is scheduled to be complete by October, 1999. With the advent of the AmeriTrac System, not only will the mortgage broker be able to lock in interest rates, but he or she will be able to complete the loan process via the Internet. The Company has signed a software purchase Agreement with Mortgage Internet technologies which will provide the
AmeriTrac System with the necessary   technologies. (See Description of
Technology). When the AmeriTrac System is operational, the user will also be able to send a lender a processed loan on the AmeriTrac System. The users of the Virtual Lender are the only participants in the process. Wholesale Lenders pay a fee for each loan closed and funded through the system.

This System will enable mortgage brokers and eventually real estate sales associates to prepare and submit loan applications for clients. The concept of "point of sale" loan origination has been promoted and supported by the National Association of Realtors for several years. The management of the Company believes that real estate sales associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective in recent years. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan. (Source: HUD Regulation X).

 THE SERVICES - IN GENERAL

The residential mortgage industry accounts for annual transactions of approximately one trillion dollars in the United States. The National Association of Realtors reports that membership in the residential mortgage industry is approximately one million. The mortgage lending industry is extremely competitive with a significant portion of the market share being controlled by relatively few participants. (1) This dominance of large national mortgage companies is the reason that there is a need for smaller mortgage brokers to participate in the real estate transaction at the time of the actual sale. This is referred to as the "point of sale" real estate transaction. The technology allows the real estate sales associate to participate in the process without extensive mortgage training or experience.

The AmeriTrac process enables the real estate sales associate to participate in the point of sale application process and be compensated for it. This is accomplished by utilization of the Company's loan origination Internet system, mortgage loan sourcing, advertising, support services, and the nationwide network of mortgage brokers which the Company has acquired through its ownership of the Wholesale Lender Center located within the Virtual Lender System. The Virtual Lender is in use by over 300 mortgage brokers and mortgage originators who have purchased the Virtual Lender in over 30 states.

The Company markets its proprietary Internet and Internet software technologies to the mortgage broker and real estate industries. To accomplish these goals, the Company intends further develop and implement this system that allows real estate professionals and others to electronically evaluate buyer data, to pre-qualify buyers for a mortgage loan, to input and compile a loan application and information packet and transmit that application to a mortgage broker for processing, and then to one of several AmeriStar approved lenders on the Internet system for approval; and to monitor the progress of the loan.

 The Company has a network of mortgage brokers and loan officers, through the Company's ownership of the Wholesale Lender section of the Business Development Center (BDC) of the Virtual Lender, who are equipped with the necessary electronic tools, computers, fax machines, modems, telephone systems, copiers, printers, software processing programs, and qualified loan specialists, processors and other staff management to meet the demand of the marketplace. The Company, through the Virtual Lender system, uses the Internet, E-Mail, and
modem transmission to enable the transfer of   information from one system to
another. This enables the transmission of loan applications, credit reports, appraisals, mortgage insurance, title insurance, housing insurance, and all other real estate documentation.

(1) Sources of Data:
24 CFR Part 3500, June 7, 1996
Origination News, December 1996, "Realtors Still Kings of Mortgage Referral" Origination News, July 1996, "RESPA rule changes broker landscape" Origination News, September 1996, "New RESPA rules vexing for most" Origination News, September 1996, "RESPA: Wishful thinking?" Origination News, September 1996, "HUD likely to loosen rules on "sham" CBAs" Origination News, June 1996, "Point of sale loan decisions may rule industry"

DESCRIPTION OF TECHNOLOGY

THE AMERITRAC WHOLESALE LENDER SYSTEM

On June 6, 1998, the Company and Mortgage Internet Technologies, Inc.("MIT") entered into a Software License Purchase Agreement, whereby the Company acquired the exclusive license to use MIT's Virtual Lender (tm) software system, which offers to mortgage loan originators referrals of participating wholesale lenders, current loan rates from these lenders, the ability to select a particular loan program offered and the ability to "lock in" a current interest rate offered in a particular loan program. Pursuant to this license agreement, customers accessing the Wholesale Network within MIT's Virtual Lender System are customers of the Company. MIT provides full access to the Virtual Lender Wholesale Network Center, training of AmeriStar personnel, and all software and supporting materials. The license grants the Company perpetual use of the system in the United States, Mexico and Canada.

An intricate and very necessary part of the process of mortgage loan delivery is the lender interaction with the investor, known within the mortgage lending industry as the "wholesaler." Each day the wholesaler will fax rate sheets to the mortgage broker, which rate sheets are used to price loan products. The wholesaler competes with other wholesalers for the business of the broker. The broker commits to a loan product and rate by "locking" their customer with a specific wholesaler. This process can already be done online within the Wholesale Lender Center (WLC) of the Virtual Lender (tm), which will save the wholesaler time and money. The WLC is an area that is built into the Business Development Center (BDC). By entering the BDC, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions, their rate sheets, loan programs and lock sheets.

The Virtual Lender is a product of Mortgage Internet Technologies, Inc. Within the system, authorized users access their password protected Business Development Center (BDC) through the MIT website. In the BDC they are notified of loan applications from the Internet. The Wholesale Lender Center is located within the BDC. The user is able to access lender rates and obtain details of loan programs, select a lender, and lock a rate of interest. The AmeriTrac system is software being developed by the Company to expand the functions of the Wholesale Lender Center. When the AmeriTrac System is operational, the user will also be able to send a lender a processed loan on the AmeriTrac System. The users of the Virtual Lender are the only participants in the process. Wholesale Lenders pay a fee for each loan closed and funded through the system. The AmeriTrac system is in its final stages of development, and 2is expected to be implemented in the Wholesale Lender Center by the end of October, 1999.

THE VIRTUAL LENDER (tm)

To the mortgage professional, the Internet requires a certain level of commitment to Online technology, including site construction, education, administrative, process and a basic understanding of how they will need to react to business procured by the Internet. The Virtual Lender (tm), developed by Mortgage Internet Technologies, Inc., and exclusively licensed to the Company for wholesale mortgage lending within the territory of the United States, Mexico and Canada, was designed to answer these concerns and has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender is being used by over 300 Mortgage Brokers and loan originators in 39 states. Major clients of the system are Mountain America Credit Union and IBM Credit Union. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

Wholesale customers of the Company who have purchased the Virtual Lender may access the wholesale network center" in the business development center of Mortgage Internet Technologies, Inc.'s Internet Web Site at www.vlender.com. AmeriStar Network Inc. has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage subscriber brokers on their system and over 50 loan originators, all of which will have access to the Wholesale Lender System.

On April 14, 1998, the Company and Mortgage Internet Technologies, Inc. entered into a non-exclusive letter of intent, whereby the Company intended to acquire 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc.,(MIT) in exchange for $750,000 in cash and 600,000 shares of company common stock. The completion of the transaction was announced in May 1999 by the Board of Directors of both corporations, but was subject to the company completing the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders, due to the failure of the Company to complete its cash payment requirements. As a result, the agreement has been canceled in its entirety by MIT.

COMMERCIAL LENDING-AMERISTAR MORTGAGE, INC.

On May 25, 1999, the Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc., a Delaware Corporation, with whom it signed a letter of intent on March 17, 1999, in an acquisition agreement on April 25, 1999, in exchange for 250,000 shares of company common stock.

AmeriStar Mortgage was incorporated in March, 1999 as a development stage company. However, its management operated a mortgage brokerage business under the name of "Access Business Capital", Access Business Capital was a business developed by David Tew in 1997, doing commercial mortgage banking and asset finance. During negotiations for the acquisition of AmeriStar Mortgage, the Company decided to only acquire the commercial mortgage banking aspect of the business. Thus, instead of acquiring Access Business Capital, Mr. Tew incorporated the commercial mortgage business as AmeriStar Mortgage, and that business was acquired by the Company.

AmeriStar Mortgage, Inc. is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. AmeriStar Mortgage, Inc. will operate as a wholly owned subsidiary, autonomously of the Company.

AmeriStar Mortgage, Inc. was incorporated in March, 1999, under the laws of the state of Delaware, and was capitalized with 1500 shares on March 31, 1999. The exchange of shares was made pursuant to an exemption contained within Section 4(2) of the Securities Act of 1933, as amended. No underwriter was used in the transaction. The Company has made a commitment AmeriStar Mortgage, Inc.(AMI), that AMI will operate autonomously of the Company and will be spun off some time in the future, subject to the ability of the Company to do so for the mutual benefit of AMI and the Company.

Year 2000 fix for servers-CVS Technologies, Inc. The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., for 5,500,000 shares of company common stock. CVS was incorporated in the state of Delaware on March 24, 1999. The exchange of Company stock was effected pursuant to the exemption for registration contained within Section 4(2) of the Securities Act of 1933, as amended. No underwriter was used in the transaction.

This acquisition provides the Company with the rights to CVS's "Y2K fix" technology , formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues. CVS will operate as a company subsidiary, and there are no commitments to spin it off at any later date. CVS' technology was formerly licensed to the Company by CVS for use in the mortgage industry prior to the acquisition of CVS. As a result of the acquisition of CVS, the license became obsolete. Pursuant to the acquisition agreement of CVS, CVS will operate its business independently of the company.

CVS has designed a "Y2K Intelligent Real Time Clock" (RTC) which may be installed into the personal computer (PC) for servers. The RTC uses a four digit number to represent the year in the computer's time keeping mechanism. This Y2K Intelligent Real Time Clock was designed to solve the Year 2000
(Y2K)problem for servers without having to replace the computer's motherboard. The "Year 2000 problem", simply stated, is that many computerized systems are designed to use a two-digit rather than four-digit number to represent the year. The "19" that precedes dates in this century was assumed. Systems programmed in this fashion will treat the Year 2000, stored in their system as "00," as the year 1900. As a result, systems or applications using dates in calculations, comparisons, or sorting may generate incorrect results when working with years after 1999.

There are many software "solutions" to the Year 2000 problem which attempt to correct the problem by downloading a software "patch" for the BIOS, CMOS and operating systems. In a workstation environment at home or work computers using operating systems such as Windows 95 or 98, Linux, or OS/2, users can download free patches for the BIOS, CMOS and operating systems. These fixes do not address the RTC because the operating systems like Windows 95 and 98 use the BIOS and CMOS ro time and date verification. Registries, config.sys, autoexec.bat and TSR's can be modified and manipulated to correct the two digit problem for Y2K.

From 1981 to February, 1999, 90% of all AT style personal computers use two digit RTC chips that do not compute four digit dates. Whether the manufacturer is Compaq, Dell, or IBM, these two digit real time clock chips fail. The Real Time Clock (RTC)keeps track of the time and date of the computer when the system is powered off. Each time the system is booted (turned on), the time and date stored by the RTC is read by the computer's BIOS. The operating system will get the time and date information it needs from the BIOS and, in turn, will pass this information along to most user applications and programs. Therefore, it is critical to have an RTC that can handle year 2000 dates. The two digit RTC is soldered on to the motherboard of a personal computer. The only way to fix the two digit clock is to replace the motherboard. Over 90% of new computers still being sold still have a two digit RTC. There are many software patches and vendors who attempt to address the real time clock problem by writing fixes to the BIOS, Boot Sector or the Hard Drive, and/or the config.sys and autoexec.bat files. These fixes can only address the BIOS and CMOS of the computer, which, in turn, gets its date directly from the faulty two digit real time clock. Therefore, these fixes may only be considered to be temporary. Microsoft NT, Novell Netward and OS/2 Server Operating Systems do not use TSR's configuration files or other third party drivers while booting to correct RTC problems. Servers and applications running on Servers can and do make direct Real Time Clock calls to the hardware, and if the hardware has a two digit real time clock, then it can only respond with the two digit time.

CVS' product is not a downloadable software fix. It is a Y2K card which converts a two digit RTC to a four digit RTC without replacing the motherboard. The problem it is designed to solve is that of computers using a two digit RTC. The hardware layer, when accessed, reports back to the program and/or the operating system a faulty two digit date (1980, 1900, 1901, etc.) . In a server environment, because of speed and performance, Microsoft NT, Novell and OS2 running on an AT or ATX architecture directly access the hardware layer, such as network cards, video, hard drive controllers, and RTC's. Because of this, software, BIOS or CMOS fixes are useless to correct the two digit problems. The current card that CVS provides to the marketplace for servers requires the addressing to be assigned by the installer. As well as all other competitors (Intelliquest, M2Y2K, OutSource, DiNic, and AllStar), this means that in order for the servers to be fixed a certified computer technician with extensive knowledge of addressing schemes such as IRQ, DMA, MEMORY, and I/O must configure the four digit card with a unique address to avoid conflicts and server crashes.

The new intelligent RTC server card form CVS uses proprietary technology (currently under patent application) that automatically assigns the correct address without conflicting with other server components (such as video card, SCSI controllers, network cards, etc.) If you know how to unscrew a computer case and insert a CVS Intelligent RTC card then you can fix your server's two digit RTC with a four digit one without the need for a certified installer. The problem with faulty RTC's does not go away on January 2, 2000. As long as the sever has a two digit RTC and needs to computer 4 digit dates in the next century it will need an intelligent RTC card.

CVS Technologies, Inc. has fully developed its CVS Y2K card and is currently awaiting Patent Pending status for the card before filling orders. Year 2000 problems are projected by CVS to extend for 30 months past the end of the year; especially in countries in the Pacific Rim, Africa, and other areas where CVS has contacts.

 (2) Source of Data: Securities and Exchange Commission, July, 1999 "Third Report on the Readiness of the United States Securities Industry and Public Companies To Meet the Information Processing Challenges of the Year 2000".

 (3) GLOSSARY OF TERMS: (Source: Windows for Dummies Glossary, 1998)

BIOS: acronym for Basic Input/Output System

CMOS: special memory inside computer storing information about the PC's hardware configuration. It contains information on your printer, monitor, floppy drive, CD ROM, etc. so you don't have to set up and install all your hardware each time you boot the computer. Mostly though, it's your computer's clock and so keeps track of the date and time.

HARD DISK/HARD DRIVE: A hardware component which serves as the main memory storage for all computer programs and operating systems. When you type in a command or bring up a file the computer looks to the hard drive for the information. Usually, they contain spinning magnetic metal disks and vary in seek time and speed, as well as storage capacity.

MEMORY: Usually meaning the random access memory or RAM chips containing the computer's hardware configuration information as well as terminate and stay resident programs. The higher capacity the RAM capacity is, the more it can store information from your hard drive resulting in increased speed. As you work in a program, information for some commands you would execute are already residing in the RAM chips so the result is instantaneous since the computer doesn't have to search the hard drive for the command or information.

MOTHERBOARD: The printed circuit board in your computer's case or tower. The computer chip is mounted on the motherboard and intakes, processes and disseminates information to and from your hardware and software at varying speeds.

COMPUTER NETWORK: Several computers hooked together which can read any other PCs files unless programed to restrict access to some specific directories, files or information.

PROGRAM: A program is software made to perform specific tasks like word processing, running your CD ROM, graphics or any function which tells the computer what to do.

SOFTWARE: Collection of programs that control the computer hardware

TSR: acronym for terminate but stay resident program which is resident in the RAM's memory.

VGA: acronym for video graphics array

PATENTS

The Company holds no patents for its service-related software. However, the Company's software is proprietary and is protected by United States Copyright law. CVS Technologies, Inc. is in the process of obtaining a Patent Pending Status for its Intelligent Y2K RTC card.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

There are no raw materials used in the Company's services, and no vendors of any components are required.

COMPETITION

Today there are several mortgage Internet development sites, but none of the companies offer Online Mortgage Services affordable and realistic to rapidly and efficiently integrate into an existing marketing and business plan, that improves the bottom line. The concept of "point of sale" loan origination has been promoted and supported by the real estate industry for several years. The management of the Company believes that real estate associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective last year. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan. The real estate sales associate will play critical role on the Virtual Lender TM system. None of the competition integrates all of the services into one package. There are numerous computer loan origination systems available today. Most of the national franchised real estate operations are considering or have entered into relationships for purposes of providing in-house lending.

Almost all in-house lending operations involve an arrangement between the mortgage broker or mortgage banker and the real estate broker/owner. Real estate sales associates typically are not compensated. The Company's concept of including real estate sales associates in the income stream will give the Company an edge over any competition. However, there can be no assurance that other companies with greater financial resources and experience will not identify the same opportunities on which the Company has decided to concentrate.

The Virtual Lender system is the most affordable system of its kind on the Web. There are no automated web site development systems which do what MIT's Virtual Lender does. Some of the competitors for wholesale lending systems that provide that segment to the mortgage professions are LION at www.lioninc.com, Lending Tree at www.lendingtree.com and IMX at www.imx-exchange.com.

In Ameristar Mortgage, Inc.'s business of commercial lending there are many companies with greater financial resources offering the same services. The Company is relying upon the collective experience of AMI's management and the fact that AMI has already written several large commercial loans.

With regard to Y2K Technology, there are several other products offered on the market by companies with greater financial resources than the Company, such as Intelliquest, M2Y2K, OutSource, DiNic, and AllStar. However, the management of the Company believes that the quality of the product, coupled with its ease of installation will give CVS Technologies, Inc. an edge on the competition. There can be no assurance, however, that the competition will not be able to do the same.

MARKETING

AmeriStar will market its AmeriTrac, online mortgage services, loan origination and sourcing system direct to mortgage brokers and to real estate brokers and their sales associates. The Company will also market its services through real estate and mortgage industry trade shows, direct mail, print media advertising, and through the Internet. There are already more than 300 users of the Virtual Lender System who are potential customers of the company by virtue of its ownership of the rights to the Wholesale Lender Section of the system. The Company officially unveiled the AmeriTrac wholesale lender network to the national lending community at the Net 99 National Mortgage Conference held in Chicago in June, 1999. AmeriStar Mortgage will market its services to its contacts in the commercial real estate industry.

CVS Technologies, Inc. already has taken orders for its product, but is waiting on the filling of those orders for Patent Pending Status for the product. It will market the product directly to servers and through its website at www.cvstech.com. The Company is not going to integrate CVS into the mortgage business. It will operate its own business independently of the Company.

GOVERNMENT REGULATION

Government approval is not necessary for AmeriStar's, AmeriStar Mortgage's or CVS' business, and government regulations have no effect or a negligible effect on their respective businesses. AmeriStar Mortgage needs only to have its principals hold a valid real estate license to conduct its business, and comply with local and national real estate rules, which its principals are familiar with.

EMPLOYEES

The Company presently employs one employee, the President and founder of the Company. AmeriStar Mortgage employs one employee, David Tew, the President. CVS Technologies, Inc. has one employee at this time, Mr. Michael Avery, who works part time. O. Russell Crandall devotes 100% of his time to the Company. David Tew devotes 100% of his time to AmeriStar Mortgage. Leslie Avery is not an employee of the Company. She is a member of its Board of Directors and a member of the Board of Directors of CVS. She devotes part time to the business.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

                   CHANGES IN AND DISAGREEMENTS WITH
                   ACCOUNTANTS ON ACCOUNTING AND
                   FINANCIAL DISCLOSURES

The former accountant, Schvaneveldt and Company, did not resign, or decline to stand for re election. It was dismissed by the Company on March 31, 1999. The principal accountant's report on the financial statements for the past two years contained a statement to the effect that the company has an accumulated deficit at July 31, 1998, and that these factors raise substantial doubt about the Company's ability to continue as a going concern. The statement has been adopted by the current accountant without modification in his following reports. The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant and, in fact, the former accountant has indicated his agreement with the statements made by the Company concerning the change in the Company's independent accountant. The Company has fully authorized the former accountant to respond fully to the inquiries of the successor accountant concerning all of the Company's financial reports and audits. The new accountant, Roger G. Castro, was engaged on April 1, 1999.

PLAN OF OPERATIONS

The Company is engaged in the business of providing an Internet Wholesale Lending Network, offering mortgage lending professionals the capability to originate real estate loans online, as well as to provide a lender directory and consumer resource for online lenders and a national retail loan referral network, which is currently under development. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. The Company has no current material commitments. The contract payable of $195,000 has been satisfied as of August, 1999. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. Due to the recent drop in market value of the Company's common stock, which the Company attributes to being placed on the NASD's eligibility list for delisting, and its delisting by the NASD OTC Bulletin Board, there can be no assurance that the Company will be successful in raising the capital it requires unless and until the Company's position with regard to the quotation of its securities has been resolved, and the market price of the Company's stock increases.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

The Company has no current material commitments. The contract payable of $195,000 to MIT has been satisfied as of August, 1999. The Company is obligated to pay maintenance fees on the contract and expects to do so when the contract begins to generate revenue. Since there can be no assurance if and when a sufficient cash flow will develop from the contract with MIT, the Company will seek to raise capital as a cash reserve to make the maintenance payments. There can be no assurance that the Company will be successful in raising the capital it needs through sales of its common stock.

There is no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated.

The Company's plan of operations over the next 12 months includes the promotion to the wholesale mortgage lender community of its AmeriTrac wholesale lender network. The Company officially unveiled the system to the national lending community at the Net 99 National Mortgage Conference which was held in Chicago in June, 1999.

The Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc., a Delaware Corporation, with whom it signed a definitive agreement on April 13, 1999, in exchange for 250,000 shares of company common stock. Access Business Capital, as it was formerly known before incorporation in March, 1999, is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. AMI will operate as a wholly owned Company subsidiary. The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., with whom it signed an agreement on April 12, 1999, for 5,500,000 shares of company common stock. This acquisition provides the Company with the rights to CVS's "Y2K fix" technology , formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. Company customers will be able to download the CVS "Real Time Clock Fix for Servers," from the Company web site or E-mail, which will enable the customer to solve potential Year 2000 issues.

On May 13, 1999, the Company announced the completion of its acquisition of 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., (MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. However, the company's announcement was premature, as the acquisition was not to be consummated until MIT's shareholders approve the acquisition, which was not to take place until the company has satisfied all of its cash payment requirements called for under the letter of intent of April 14, 1998. The completion of the transaction was announced in May, 1999 by the Board of Directors of both corporations, but was subject to the company completing the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders. The Company was unable to meet the cash requirements of the Letter of Intent and , as a result, the agreement was canceled in its entirety by MIT. David R. Werner, Director of the Company, resigned on June 29, 1999.

The Company has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage brokers on their system all of which will have access to the Wholesale Lender System. The Virtual Lender System has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

The Company entered into negotiations to acquire all of the assets and 49% of the issued and outstanding common stock of Government Micro Resources, Inc.
(GMR). GMR is engaged in the business of providing information technologies to the public and private sector, and a manufacturer of specialized main frame computers. However, GMR and the Company mutually withdrew from negotiations in June, 1999, due to the Company's inability to raise the capital required.

The Company is negotiating with a North American telecommunications company to provide the Company with $46.3 million in acquisition capital. There has been no agreements or letters of intent signed, and the identity of the communications company and the program is subject to a non disclosure agreement. David Werner resigned in June, 1999 because the Company was unable to complete the acquisition of MIT. The reason for the Company stating that he resigned was the Company's duty to disclose his resignation to the public and its shareholders. His appointment to the Board of Directors of the Company and his acquisition of Company stock was based upon the consummation of the acquisition of MIT.

The Company has announced that its business strategy is to spin off certain acquired entities, but this strategy is subject to the successful completion of negotiations to acquire the acquisition capital, and there can be no assurance that said negotiations will ever be completed. The Company has only discussed the possibility of a spin off with AmeriStar Mortgage, Inc., and there can be no assurance that such a spin off will ever be completed without the additional influx of capital.

PATENTS

The Company holds no patents for its service-related software. However, the Company's software is proprietary and is protected by United States copyright law.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant. The Company has expert Year 2000 solution providers at its disposal in CVS Technologies, Inc., which has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers, and the management of which is experience with Year 2000 audits and solving Year 2000 problems. The Company's contingency plans to handle a Year 2000 crisis, if one occurs, with its bank, transfer agent, or other third party, is to offer a Year 2000 audit and permanent solution to said third parties. The Company does not anticipate such a crisis to occur.

Item 3. DESCRIPTION OF PROPERTY

The Company rents professional offices from Mortgage Internet Technologies, Inc. on a month-to-month basis, pursuant to an oral agreement. The Company has the proprietary rights to its web site, www.ameristar.com, and an exclusive license for utilization of the Virtual Lender (tm) system for wholesale lending services to its customers. See Item 2 - Management's Discussion and Analysis and Plan of Operations. CVS owns the rights to its proprietary Intelligent RTC card.

Item 4. ACCOUNTANT JUNE 18, 1999

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address               Number of Shares          Percentage Owned
----------------                ----------------          ----------------
O. Russell Crandall(2)            3,325,000                    27.75%
203 South 1430 West #138-6
Hurricane, UT 84737

Bryan Richmond(3)                   200,000                      .67%
3178 Delsa Drive
Salt Lake City, UT 84124

Shirman Milliner(3)                 225,000                     1.88%
833 Fieldcrest Lane
Salt Lake City, UT 84117

Mary C. Milliner(3)                 300,000                     2.50%
833 Fieldcrest Lane
Salt Lake City, UT 84117

Bill Means(3)                       225,000                     1.88%
3119 West Cochese
Phoenix, AZ

David R. Werner(4)                  280,000                     2.34%
321 North Mall Dr.
St. George, UT 84790

Scott Stratton(5)                 1,833,332                    15.30%
5161 San Felipe, Apt. 320
Houston, TX 77056

James R. Herbert(5)(9)              916,667                     7.65%
21 Rippling Creek Dr.
Sugarland, TX 77479

Leslie Catsman Avery(5)             916,667                     7.65%
3 South 281 Park Blvd.
Glen Ellyn, IL 60137

David Tew(6)                        250,000                     2.09%
6198 Goldfinch Dr.
Rayetteville, NC 28306

Tracy Gnagy(7)(9)                   916,667                     7.65%
21 Rippling Creek Dr.
Sugarland, TX 77479

Michael Avery(8)                    916,667                     7.65%
3 South 281 Park Blvd.
Glen Ellyn, IL 60137

Officers and Directors              8,158,333                   68.09%
as a Group

 (1) Table is based on current outstanding shares of 11,981,347, as opposed to the 2,086,437 reported on the March 31, 1999 audited financial statements.

 (2) O. Russell Crandall, Jr. is the President and Director of the Company. His current holdings are now 3,325,000 shares of common stock. He is the Trustee of the O. Russell Crandall Family Trust, which holds title to all of his shares, and is the de facto beneficial owner of all such shares.

 (3) These individuals are former officers and directors of the Company, who are no longer affiliated with the Company. Their shares have not been included in "Officers and Directors as a Group". Shirman and Mary Milliner jointly own the shares listed, and each is the beneficial owner of the total 525,000 shares. Neither of them disclaim beneficial ownership of the shares held by the other.

 (4) David R. Werner is a former director of the Company, and the President and Chief Executive Officer of Mortgage Internet Technologies, Inc. He intends to turn in his shares for cancellation. His shares have not been included in "Officers and Directors as a Group".

 (5) These individuals received shares on April 16, 1999, as a result of the acquisition of 100% of the outstanding stock of CVS Technologies, Inc. by the Company.

 (6) Mr. Tew is the Vice President and Director of the Company. He is also the President and Director of AmeriStar Mortgage, Inc. He received his shares in April, 1999.

 (7) Ms. Gnagy is not an officer or director of the Company. She is an officer and director of CVS Technologies, Inc., the Company's wholly owned subsidiary. She received her shares in April 1999. Her shares have been included in "Officers and Directors as a Group."

 (8) Mr. Avery is the husband of Director Leslie Avery, and his shares have been included with the total shares issued to officers and directors. He received his shares in April, 1999. His shares have been included in "Officers and Directors as a Group." They jointly own the shares listed, and each is the beneficial owner of the total of 1,833,334 shares. Neither of them disclaim beneficial ownership of the shares held by the other.

 (9) Ms. Gnagy and Mr. Herbert are business partners and share a home office in Ms. Gnagy's home. Mr. Herbert uses this address as his mailing address and physical address, because he owns a small house on the other side of Houston that he only uses from time to time.

 Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

 The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

 Name                     Age                          Position
 ----------               ---                          --------
 O. Russell Crandall      54                       President, Director, CFO
                                                   & Treasurer

 Scott Stratton           33                       Vice President, Director

 James R. Herbert         59                       Vice President, Director

 Leslie Catsman Avery     57                       Secretary, Director

 David Tew                33                       Vice President, Director
                                                   AmeriStar Network, Inc.

 Tracy Gnagy              43                       Treasurer, Director of
                                                   CVS Technologies

 Charles W. Marsh, III    33                       Vice President, Director
                                                   AmeriStar Mortgage, Inc.

O. Russell Crandall, Jr. Mr. Crandall is the founder of AmeriStar Network, Inc., and current President, CEO, Chief Financial Officer, and Director of the Company, and has been President, Chief Financial Officer and Director since inception. From August of 1994 to June of 1996, Mr. Crandall was the Executive Vice President and Secretary/Treasurer of CompuLoan Financial Services Group, a Salt Lake City mortgage broker and computer loan origination company, and was responsible for development of the software system and organization and management. He developed participating mortgage lender lists in excess of 65 lenders, and was responsible for RESPA compliance. During his tenure, he managed a staff of over 30 employees in loan processing, loan origination and loan closing. From June of 1992 to May of 1993, Mr. Crandall was a loan specialist with Commonwealth United Mortgage, Interwest Mortgage Services. From April of 1988 to June of 1992, Mr. Crandall provided sales and consulting services in the real estate development and sales industries. He attended Boise State College from 1964 through 1967 and holds a Real Estate Certification with the State of Utah.

Scott J. Stratton. Mr. Stratton is the Vice President and Director of the Company, serving as such since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since November, 1998, he has been the owner of LAN Assurance, and an independent computer consultant, performing Y2K audits and inventory analysis for various clients. In 1992, he purchased Kortek Industries, and became a Microsoft Solutions Provider, Compaq, Hewlett Packard, and SMC Authorized repair center. From August, 1990 through October, 1991, he was employed by Vetco Gray as a mechanical and technical illustrator, and a contract mechanical draftsman. From November, 1985 through August, 1990, he was employed Sure Line Design, a desktop publishing company he established, as a CAD Department Coordinator and Designer of mechanical, architectural, and structural drawings in Autocad. From September, 1984 through December, 1985, he was employed by Cameron Iron Works, Inc. as a technical illustrator and draftsman. He holds a B.S. in Computer Engineering and Business from Notre Dame University, and an MIS in Computer Science.

James R. Herbert. Mr. Herbert is a Vice President and Director of the Company, serving as such since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since 1993, he has been involved as a consultant in real estate development, finance and consulting, including $30-40 million in Oil and Gas Development packages in Texas and Louisiana. Together with his partners, he has four business and real estate financing in progress totaling $12-15 million. Since 1993, he has also been consultant to STS Power Pedal and World Power Bike, Inc., which holds the exclusive world rights to a new scientific crank system for pedaling bicycles. From 1987 through 1993 he was Director of Sedona Industries, Ltd., a Canadian public company listed on the Toronto Stock Exchange, which held the exclusive rights to "The Fry Machine" and "Future Fries," a french fry vending machine system. From 1987 through 1993 he also acted as a financial consultant to individual clients in California, Arizona and Texas, and he held the exclusive rights to a leveraged and hedged U.S. government bond program and was active in this program with Global Funding Group. From 1980 through 1987 he was involved in real estate development projects, including being 50% owner of Cahava Developments, Inc., which prepared development of 947 acres in Cave Creek, Arizona, which was sold and became an Arnold Palmer Signature Golf Course. He also developed a 1500 acre parcel in West Austin hill country in conjunction with the Herman Bennett Company. In 1981 he acquired 40 acres as part of a joint venture on a 960 acre housing tract in West Fort Worth, Texas. From 1979 through 1980, he was involved in real estate development, and acquired, zoned and developed 2,000 land acres near Midland Texas, and held a 1/3 interest in a 640 acre development of Green Tree Golf and Country Club in Midland, Texas. From 1973 through 1979, he was engaged in real estate development, and formed and operated Venture Mortgage Corporation in Vancouver, B.C., and Edmonton, Alberta, Canada, providing loan origination and servicing for several lenders, including Eastern Canada Pension Funds and The Dominion Life Assurance Company. He holds an AACI degree from the Appraisal Institute of Canada, through the University of British Columbia, 1963.

Leslie Catsman Avery. Ms. Avery is Secretary and Director of the Company, serving since April, 1999. She is also Secretary and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since 1978, she also serves as Vice President and Co-founder of Creative Allies, a consulting firm, dedicated to creating alignment within corporations and organizations which are experiencing the challenges of rapid growth or down-sizing, or are in need of dispute resolution. From 1977 through 1980 she was co-owner and manager of a Country Western Steakhouse and Discotheque. From 1967 through 1977 she was employed by Pan American World Airways as purser, and was employed by Pan American as Flight Attendant from 1966 through 1967. She holds a B.A. in Political Science and Philosophy from Trinity College, Washington, D.C., 1966.

David W. Tew. Mr. Tew is the Vice President and Director of the Company, serving since May, 1999. He is also the President and Director since inception of AmeriStar Mortgage, Inc., a Company subsidiary. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1991 through 1996, he operated a consulting practice which specialized in small business finance, mergers and acquisitions, divestures, and human resource management. From 1989 through 1991, he was President of Carolina Music and Video. From 1986 through 1988 he was Owner Operator of Designing Edge Marketing and Programs, wherein he devised advertising programs and performed satisfaction surveys for companies. He has been a Certified Professional Management Consultant since January, 1996, and a Certified Professional Consultant since February, 1996.

Tracy Gnagy. Ms. Gnagy is the Treasurer and Director of CVS Technologies, Inc., a wholly owned company subsidiary, and has served as such since inception. Since December, 1990, she has also been President and Director of S.C.R.E. Development Corporation, performing accounting functions for this real estate holdings company. Since March, 1981 she has also been engaged as the Accountant and Chief Administrator for Mather Oil and Gas, Inc., Mather Corporation, Venture Properties, Venture Holdings, Inc., Texacan Investments, Inc., Bermon Management, Inc. and Cahava Development, Inc.. From June, 1979 through March, 1981 she was employed as accountant for Block Bros. Realty, Vancouver, B.C. From June 1975 through June, 1979, she was employed by Placer Development Corporation, performing accounting functions. She holds a degree in Accounting from the British Columbia Institute of Technology.

Charles W. Marsh III. Mr. Marsh is a Vice President and Director of AmeriStar Mortgage, Inc. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1995 through 1997, he was employed as Principal Consultant and Senior Vice President of Spectrum Consulting in Fayetteville, North Carolina. From 1988 through 1995, he was employed by the United States Army, Special Warfare Command, as Operations Manager. He has training from Liberty University in Lynchburg, Virginia, Fayetteville Community College and undertook the Special Forces Operations and Intelligence Course at Fort Bragg, North Carolina.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended March 31, 1999. No salaries are being paid at the present time, except to the Company president, O. Russell Crandall. The salaries of executive officers will accrue and be owed by the Company, unless there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

 Annual Compensation
 -------------------
 Name and Position            Salary      Bonus      Annual Deferred Salary

 O. Russell Crandall, Jr.      $24,000      -0-            $29,000

(1) Mr. Crandall's salary is now $5800.00 per month, and has accrued at that rate since April, 1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has no promoters. O. Russell Crandall, the incorporator of the Company, has utilized his own efforts to build the Company's business and to take it public.

The Company rents its offices from MIT on a month to month basis on an arms length basis for an insignificant amount of monthly rental. The 350,000 shares were issued to O. Russell Crandall at inception for marketing rights assigned to the company for Mr. Crandall's Internet Marketing concept.

On April 16, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc. Owned by these individuals, in reliance upon
Section 4(2) of the Securities Act of 1933. Scott Stratton, the Vice President and Director of the Company, and Vice President and Director of CVS, received 1,833,332 of these 5,500,000 shares. James R. Herbert, the Vice President and Director of the Company and Vice President and Director of CVS, received 916,667 of these shares. Leslie Avery, the Secretary and Director of the Company, and the Secretary and Director of CVS, received 916,667 of these shares, and her husband, Michael Avery, received 916,667 shares. Tracy Gnagy, the Treasurer and Director of CVS, received 916,667 shares. (See Item 4-Securities Ownership of Certain Beneficial Owners and Management.)

On April 25, 1999, the Company issued 250,000 of company restricted common stock to David Tew, the Director of the Company and President and Director of AmeriStar Mortgage, Inc., in exchange for 100% of the outstanding stock of AmeriStar Network, Inc., owned by Mr. Tew, in reliance upon an exemption from registration contained within Section 4(2)of the Securities Act of 1933, as amended.

On March 9, 1998, the Company issued 280,000 shares of restricted common stock to David Werner, which were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been canceled by MIT, and Mr. Warner has agreed to return his shares for cancellation.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to the O. Russell Crandall Trust in consideration of past. The shares were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company, or its subsidiaries, AmeriStar Mortgage, Inc. and CVS Technologies, Inc. are a party or to which the property interests of the Company or its subsidiaries are subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock was listed on the OTC Bulletin Board under the symbol "AMWK" since December, 1998. During the month of July, the NASD has added an "E" to the symbol, making it "AMWKE", indicating that it had been placed on the eligibility list of the NASD Bulletin Board for delisting effective August 2, 1999, and was in fact delisted on that date and now its securities are reported by the National Quotation Bureau's "pink sheets."There can be no assurance that the Company's securities will again be quoted on the NASD OTC Bulletin Board. The current market price of the Company's common stock is $.38 per share. From inception of trading through December 31, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively. The highest sales price was reported to be $5.25, and the lowest $.31, from inception to the current period. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of December 31, 1998, there were 84 record holders of the Company's Common Stock. As of March 31, 1999, there were 71 shareholders of record of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

 Period Reported              Average High Bid                Average Low Bid

 Quarter ended
 December 31, 1998                  2                               1
 Quarter ended March 31, 1999       2.50                            1.20
 Quarter ended June 30, 1999        4.00                            1.40

 (1) The above quotations reflect inter-dealer prices, without retail mark up, mark down or commission and may not represent actual transactions.

 (2) Source of information: Stockmaster Stock Quotation Service
(Stockmaster.com) and Freerealtime.com.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

From October 18, 1996 through December 11, 1996, the Company issued 1,175,000 shares of restricted common stock for organization costs, pursuant to the exemption from registration contained within Section 4(2) of the Securities
Act of 1933, as amended, to sophisticated investors who were officers and directors of the Company, and afforded full access to all corporate records. This issue included 350,000 shares issued to The O. Russell Crandall Jr. Family Trust on November 12, 1996, in exchange for computer software systems and intellectual property assigned to the Company by O. Russell Crandall, its president (See Note 3 to financial statements.) On December 11, 1996, the Company issued 50,000 shares of its restricted common stock for $5,000 cash, pursuant to Section 4(2) of the Securities Act of 1933, as amended, to an accredited investor.

On March 26, 1997, the Company issued 95,000 shares of restricted common stock to its attorney for professional services, pursuant to Section 4(2) of the Securities Act of 1933, as amended. On March 26, 1997, the Company issued 330,000 shares of its restricted common stock for $330.00 cash, pursuant to
Section 4(2) of the Securities Act of 1933, as amended, to an accredited investor.

Commencing June 1, 1997, the Company sold unregistered securities in a Regulation D, Rule 504 exempt offering. The offering was extended to and closed on April 6, 1999, and resulted in the sale of 1,165,000 shares of Company common stock to 56 investors, with gross offering proceeds of $762,500, and services valued at $249,000. The offering offered 100,000 Units of the Company's common stock, consisting of one share of company common stock and four stock purchase warrants at a price of $2.00 per Unit. The warrants entitled holders thereof to purchase one share of company stock per warrant, at a price of $2.00 per share. The original expiration date of the purchase warrants was July 21, 1998, which was extended for additional 90 day period through October, 1998. No purchase warrants were exercised.

On April 16, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc., in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to all corporate information. Three of these individuals became Company officers and Directors (See Item 4- Securities Ownership of Certain Beneficial Owners and Management.)

On April 25, 1999, the Company issued 250,000 of company restricted common stock to David Tew, in exchange for 100% of the outstanding stock of AmeriStar Network, Inc., in reliance upon an exemption from registration contained within
Section 4(2)of the Securities Act of 1933, as amended, to a sophisticated investor with full access to all corporate information.

On March 9, 1998, the Company issued 280,000 shares of restricted common stock to David Werner, pursuant to Section 4(2) of the Securities Act of 1933, as amended, to a sophisticated investor with full access to all corporate information, in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been canceled by MIT, and Mr. Warner has agreed to return his shares for cancellation.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to O. Russell Crandall, in consideration of past and future services. The shares were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933, to an accredited investor.

There are no recent sales of securities by either of the Company's subsidiaries, other than the acquisition by the Company of 100% of the outstanding stock of AmeriStar Mortgage, Inc. and CVS Technologies, Inc.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 90,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 2,018,886 [NEW NUMBER] -1998 audit - as of date back ] Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

PREFERRED SHARES

The Company is authorized to issue 10,000,000 shares of preferred stock. The holders of preferred stock have one vote per share. The Board of Directors of the Company is authorized to fix or alter the dividend or conversion, voting and redemption rights of any unissued series of preferred stock. There are no shares of preferred stock currently outstanding.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE STATUTES

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption on that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees)actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section(unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(I) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

CERTIFICATE OF INCORPORATION AND BY-LAWS

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's By-laws also contain a provision for the indemnification of the Company's directors (see "Indemnification of the Company's directors (see "Indemnification of Directors and Officers-By-Laws" below.)

 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated June 18, 1999 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Ameristar Network, Inc.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC. (A Development Stage Company) as of March 31, 1999 and December 31, 1998, and related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) at December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Roger G. Castro
 June 18, 1999

[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE BALANCE SHEETS
AS OF MARCH 31, 1999 AND DECEMBER 31, 1998

                                       March 31    December 31
                                        1999          1998
ASSETS
Current Assets:
 Cash in banks                         $ 6,771     $   332
 Note receivable                                     2,265
 Total Current Assets                  -------      ------
                                         6,771       2,597
                                       -------      ------
Property & Equipment:
 Furnitures and equipment                2,523       2,523
 Less: accumulated depreciation         (1,015)       (895)
 Total Fixed Assets                    -------      ------
                                         1,508       1,628
                                       -------      ------
Other Assets:
 Software distribution rights          140,666     145,844
 Organization costs                        579         636
                                       -------     -------
 Total Other Assets                    141,245     145,490
                                       -------     -------
TOTAL ASSETS                       $   149,524    $149,715
                                       =======     =======
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                  $    16,685    $  3,680
 Accrued interest payable                  739         417
 Accrued salaries                        9,000      15,000
 Short term notes payable               10,000      10,000
 Contract payable                       95,000     140,000
                                       -------     -------
 Total Current Liabilities             131,424      12,321
                                       -------     -------
Stockholders' Equity:
 Preferred stocks, $.001 par value
 Authorized shares - 10,000,000
 Issued and outstanding share - none         0            0
 Common stocks, $.001 par value
 Authorized shares - 90,000,000
 Issued and outstanding shares
 - 2,086,347 shares, 2,018,866
 shares                                  2,084       2,019
 Paid in capital                       120,098      42,663
 Deficit accumulated during
 development stage                    (104,482)   (149,715)
                                       -------     -------
 Total Stockholders' Equity             18,100     (19,382)
                                       -------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $   149,524   $ 149,715


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31,1999 AND 1998

                                          Cumulative
                                            During                  UNAUDITED
                                          Development   March 31    March 31
                                            Stage        1999         1998

Sales                                     $  -0-          -0-            -0-

Expenses
Amortization                             10,105        4,245
Professional Fees                        34,853       20,086
Interest Expense                          3,345          322            301
Telephone                                 3,276          498            155
Depreciation                              1,231          120            173
Salaries & Wages                         24,000        9,000             -0-
General And Administrative Expenses      16,566        3,915          1,495
Travel                                   10,728        1,839            274
TOTAL EXPENSES                          -------       ------         ------
                                        104,104       40,025          2,097
                                        -------       ------         ------
Net Loss                               (104,104)     (40,025)        (2,097)

Other Income
Interest Income                              22            7             -0-
                                        -------        ------        ------
TOTAL OTHER INCOME (EXPENSES)                22            7             -0-

Net Loss                             $ (104,028)    $(40,018)       $(2,097)
                                        ========     =======         ======
Loss Per Share                                      $  (0.02)            -0-

Weighted Average Shares Outstanding                2,086,347      2,006,500


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 6, 1996
(INCEPTION) TO MARCH 31, 1999

                                          Cumulative
                                            During                 UNAUDITED
                                          Development   March 31   March 31
                                            Stage        1999       1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                $ (104,028)   $ (40,018)  $(2,097)
Adjustments to reconcile net loss
to net cash used by operating
activities:
Depreciation & amortization                 11,336        4,365       173
services paid by stocks                     25,095       25,000
(Increase) decrease in note receivable       2,265        2,265
Increase (decrease) in accounts payable     15,346       13,005     1,390
Increase (decrease) in accrued expenses     (5,678)      (5,678)      771
                                            ------       ------     -----
NET CASH USED BY OPERATING ACTIVITIES      (55,718)      (1,061)      237
                                            ------       ------     -----
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment       (2,523)
Acquisition of software                   (150,000)
                                          ---------      ------     -----
                                           152,523
                                          --------       ------     -----
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                   20,550
Increase in contract payable               150,000
Payments of notes and contract payable     (51,100)     (45,000)
Proceeds from issuance of common stock      95,562       52,500
                                           -------       ------     -----
NET CASH FROM FINANCING ACTIVITIES         215,012        7,500
                                           -------       ------     -----
INCREASE (DECREASE) IN CASH                  6,771        6,439       237

BEGINNING CASH                                 -0-          332         4
                                           -------        -----     -----
ENDING CASH                               $  6,771     $  6,771    $  241
                                           =======        =====     =====

DISCLOSURE FROM OPERATING ACTIVITIES
Interest expense                          $ 3,345      $   322     $  301

NON CASH DISCLOSURE
1,175,000 shares issued for
incorporation:                             $ 1,175
350,000 shares issued for
distribution rights :                      $   350
95,000 shares issued for expenses:         $    95
14,981 shares issued for services:         $25,000      $25,000


[CAPTION]
AMERISTAR NETWORK, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION) TO MARCH 31, 1999

                                                                       Deficit
                                                                   Accumulated
                                              Common   Additional       During
                                     Shares    Stock @  Paid-In    Development
                                Outstanding   Par Value Capital          Stage
                                -----------  ---------- -------   -----------
Balance at September 23,1996
(inception)                          -       $    -     $    -     $     -

Net Loss for Period Ended
December 31, 1996                                                        (798)

Stocks Issued - Organizational
Costs at $.001 per Share          1,175,000     1,175

Stocks Issued for Cash
at $.10 per Share                    50,000        50     4,950

Stocks Issued for
Marketing Rights at                 350,000       350
                                  ---------     -----     -----      --------
Balance at December
31, 1996                          1,575,000     1,575     4,950        (  798)

Net Loss for Period Ended
December 31, 1997                                                     (28,813)

Shares Issued for
Professional Fees                    95,000        95

Shares Issued for Cash              330,000       330

Shares Issued for Cash                6,500         6    12,994
                                  ---------     -----    ------       -------
Balance at December 31, 1996      2,006,500     2,006    17,944       (29,611)

Net Loss for the Period
Ended December 31, 1998                                               (34,453)

Stocks Issued for Cash
@ $2.00 per share                     6,500         7    13,093

Stocks Issued for Debt
Satisfaction @ $2.00                  5,816         6    11,626
                                  ---------     -----    ------       -------
Balance at December 31,  1998     2,018,886     2,019    42,663       (64,064)

Net Loss for the three months
ended March 31, 1999                                                  (40,018)

Stock Issued for Cash
@ $1.00 per share                    52,500        50    52,450

Stocks Issued for Services
@ $2.00 per share                    14,981        15    24,985
                                  ---------     -----    ------      -------
Balance at  March 31,  1999       2,086,347    $2,084  $120,098    $(104,082)
                                  =========     =====   =======      =======


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4. GOING CONCERN
The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be No assurance that such offering or negotiations for private capital will be successful.

NOTE 5. PROPERTY AND EQUIPMENT
The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1998            1997        1996

  Furniture and equipment          $ 2,523        $  2,523     $   -0-
  Less accumulated depreciation      ( 895)         (  418)      ( -0-)
  Total                            $ 1,628        $  2,105     $   -0-
                                    ========        =========   ==========
NOTE 6. INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

Year of Loss                   Amount             Expiration Date

1996                           $ 798                   2011
1997                          28,813                   2012
1998                          34,453                   2013

NOTE 7. NOTES PAYABLE

Note #1 - To an individual due
on demand with interest at 10%
per annum, dated October 21, 1997              1,000

Note #2 - To an individual due
on demand with interest at 18%
per annum, dated July 1, 1998                  5,000

Note #3 - To an individual due
on demand with interest at 18%
per annum, dated December 11, 1998             4,000
                                             =======
                                             $10,000

NOTE 8.  RELATED PARTY TRANSACTIONS
The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see Note 3).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.  NEW TECHNICAL PRONOUNCEMENTS
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997. Adoption of SFAS 129.

In June 1997, SFAS 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No.130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

NOTE 10. SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000. The basis of the rights was valued based on the contract licensing agreement. Subsequent to the balance sheet date, the contract was fully paid in June 1999.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11. PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12.  SUBSEQUENT EVENTS
On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% CVS Technologies, Inc. common stock shares issued and outstanding. CVS incorporated on March 23, 1999 in the state of Delaware.
This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of March 31, 1999 (balance sheet date), CVS has no recorded assets and liabilities that will materially change this financial statement.

On May 13, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of the shares issued and outstanding of Ameristar Mortgage, Inc. Ameristar Mortgage, Inc. incorporated March 18, 1999 in the state of Delaware. This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of December 31, 1998 and March 31, 1999 (balance sheet date), Ameristar Mortgage, Inc. has no recorded assets and liabilities that will materially change this financial statement.

Both firms satisfy the criteria set forth by APB No. 16.

ATTRIBUTES:

1. Each of the combining firms were never a subsidiary or division or another firm.

2. Each of the combining firms are independent of one another.

   MANNER OF COMBINING INTEREST:

1. These combinations are accomplished in a single transaction.

2. Common stocks were issued for all assets of the combining firms.

3. The shares issued have rights identical to those of the majority of the issuer's outstanding voting common shares.

4. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination.

5. Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations, and no company reacquires more than a normal number of shares between the dates the plan of combination is initiated and consummated.

6. The ratio of the interest of an individual common shareholder to those of other common shareholders remained the same as a result of the exchange of stock to effect the combinations.

7. The voting rights to which the common stock ownership interests in the resulting combined corporation are entitled and exercisable by the stockholders. There are no restrictions exercising those rights for a period.

8. The combination is resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration are pending.

ABSENCE OF PLANNED TRANSACTIONS

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company.

3. The combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within 2 ** after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.

[CAPTION]
REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC.(A Development Stage Company) as of December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of AMERISTAR NETWORK, INC. (A Development Stage Company)as at December 31, 1997 and 1996 were audited by other auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements. These financial statements are included in the registration statement.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC.(A Development Stage Company) at December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Oxnard, California
April 28, 1999


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
BALANCE SHEETS
AS OF DECEMBER 31, 1998, 1997, 1996

                                        1998         1997               1996
                                       -----         ----            --------
ASSETS
Current Assets:
 Cash in banks                         $ 332          $ 4            $ 9,677
 Note receivable                       2,265
                                       -----          ---              -----
 Total Current Assets                  2,597            4              9,677
                                       -----          ---              -----
Property & Equipment:
 Furnitures and equipment              2,523         2,523
 Less: accumulated depreciation         (895)        (418)
                                       ------        -----              -----
 Total Fixed Assets                    1,628         2,105
                                       -----         -----              -----

Other Assets:
 Software distribution rights        144,854          301                346
 Organization costs                      636          871              1,106
                                     -------         -----             -----

 Total Other Assets                  145,490        1,172              1,452
                                     -------        -----              -----

TOTAL ASSETS                       $ 149,715      $ 3,281            $11,129
                                    ========      =======            =======

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                  $   3,680      $   922            $   254
 Accrued interest payable                417          470                148
 Accrued salaries                     15,000
 Short term notes payable             10,000       11,550              5,000
 Contract payable                     140,00
                                    --------      --------            -------
 Total Current Liabilities           169,097       12,942              5,402
                                    --------      --------            -------

Stockholders' Equity:
 Preferred stocks, $.001 par value
 Authorized shares - 10,000,000
 Issued and outstanding share - none       0            0                  0
 Common stocks, $.001 par value
 Authorized shares - 90,000,000
 Issued and outstanding shares
 - 2,018,866 shares, 2,006,500
 shares and 1,575,000 shares           2,019        2,006              1,575
 Paid in capital                      42,663       17,944              4,950
 Deficit accumulated during
 development stage                   (64,064)     (29,611)              (798)
                                   ----------     --------          --------
 Total Stockholders' Equity          (19,382)     ( 9,661)             5,727
                                   ----------     --------          --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $ 149,715      $ 3,281           $ 11,129
                                    =========      =======           ========


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
For the years ended December 31, 1998, 1997, 1996

                                    Cumulative
                                      During   December   December    December
                                    Development   31         31          31
                                      Stage     1998        1997        1996

Sales                              $   -0-        -0-         -0-         -0-

Expenses
Amortization                        5,860      5,707         280          73
Professional Fees                  14,767      3,880      10,887          -0-
Interest Expense                    3,023      1,071       1,804         148
Telephone                           2,778      1,834         994          -0-
Depreciation                        1,111        693         418          -0-
Salaries & Wages                   15,000     15,000          -0-         -0-
General And Administrative
Expenses                           12,651      3,936       8,283         432
Travel                              8,889      2,547       6,197         145
TOTAL EXPENSES                     -------     ------     ------        -----
                                   64,079     34,468      28,813         798
                                   -------    -------     ------        -----

                                  (64,079)   (34,468)    (28,813)       (798)

Other Income
Interest Income                       15          15
                                  -------    --------    --------     --------
TOTAL OTHER INCOME (EXPENSES)         15          15
                                  -------    --------    --------     --------

Net Loss                       $ (64,064)  $ (34,453)    (28,813)       (798)
                                 ========    ========    ========     =======
Loss Per Share                             $   (0.02)    $ (0.02)     $ (0.00)

Weighted Average
Shares Outstanding                         2,010,800    1,739,740   1,575,000

[CAPTION]
AMERISTAR NETWORK, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION) TO DECEMBER 31, 1998

                                                                      Deficit
                                   Number                           Accumulated
                                    of         Common   Additional    During
                                   Shares     Stock at    Paid-in   Development
                                 Outstanding  Par Value   Capital     Stage
 Balance at September 23,
 1996 (inception)              $       -       $  -      $   -        $  -

 Net loss for period
 ended December 31, 1996                                               $( 798)

 Stocks issued for
 Organization costs
 at.001 per share               1,175,000      1,175

 Stocks issued for
 cash at $.10 per Share            50,000         50        4,950

 Stocks issued for
 Marketing Rights at              350,000        350

 Balance-December 31, 1996      1,575,000      1,575        4,950     ( 798)

 Net Loss for the period
 ended December 31, 1997                                             (28,813)

 Shares Issued for
 Professional fees at
 $.001 per share                   95,000         95

 Shares Issued for cash
 at $.001 per share               330,000        330

 Shares Issued for cash
 at $2.00 per share                 6,500          6       12,994
                                =========       =====      ======      =======
 Balance-December 31, 1997      2,006,500      2,006       17,944      (29,611)

 Net Loss for the period
 ended December 31, 1998                                               (34,453)

 Stocks Issued for
 Cash at $2.00 per share          6,550          7       13,093

 Stocks Issued for
 Debt satisfaction
 at $2.00 per share               5,816          6       11,626

 Balance at December          =========      =====       ======      =======
 31, 1998                     2,018,886      2,019       42,663      (64,064)

[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 6, 1996
(INCEPTION) TO DECEMBER 31, 1998

                                       Cumulative
                                        During     December  December  December
                                      Development     31        31         31,
                                        Stage        1998      1997       1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                $(64,064)  $(34,453) $(28,813)   $(798)
Adjustments to reconcile net loss to
net cash used by operating activities:
Depreciation & amortization                7,742       6,971       698      73
Services paid by stocks
Increase in accounts receivable            2,265       2,265
Increase (decrease) in accounts payable    3,680       2,758       668     254
Increase (decrease) in  in accrued
expenses                                  15,075      14,605       322     148
                                         -------      ------    ------    -----
NET CASH USED BY OPERATING ACTIVITIES    (35,207)     (7,854)  (27,030)   (323)
                                         --------     -------   -------   -----

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment     (2,523)               (2,523)
Acquisition of software                 (150,000)   (150,000)
                                        ---------   ---------   -------  -----
NET CASH USED BY INVESTING ACTIVITIES   (152,253)   (150,000)   (2,523)
                                        ---------   ---------   -------  -----

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                 20,550       9,000     6,550    5,000
Increase in contract payable             150,000     150,000
Payments of notes and contract payable   (25,550)    (25,550)
Proceeds from issuance of common stock    43,062      24,732    13,330    5,000
                                         -------     -------    ------    -----
NET CASH PROVIDED BY FINANCING
ACTIVITIES                               188,062     158,182    19,880   10,000
                                         -------     -------    ------   ------

INCREASE (DECREASE) IN CASH                  332         328    (9,673)   9,677

BEGINNING CASH                                -0-          4    (9,673)   9,677

                                          -------     ------   -------  -------
ENDING CASH                                 $332        $332        $4   $9,677
                                          =======     ======   ======== =======
DISCLOSURE FROM OPERATING
ACTIVITIES
Interest expense                          $3,023       $1,071   $1,804     $148

NON CASH DISCLOSURE
1,075,000 shares issued for
incorporation expenses                    $1,175                         $1,175
350,000 shares issued for
distribution rights                       $  350                         $  350
95,000 shares issued for expenses         $   95                   $95

[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998

NOTE 1. BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4. GOING CONCERN
The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be No assurance that such offering or negotiations for private capital will be successful.

NOTE 5. PROPERTY AND EQUIPMENT
The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1998            1997        1996

  Furniture and equipment          $ 2,523        $  2,523     $   -0-
  Less accumulated depreciation      ( 895)         (  418)      ( -0-)
  Total                            $ 1,628        $  2,105     $   -0-
                                    ========        =========   ==========
NOTE 6. INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

Year of Loss                   Amount             Expiration Date

1996                           $ 798                   2011
1997                          28,813                   2012
1998                          34,453                   2013

NOTE 7. NOTES PAYABLE


                                     1998          1997            1996

Note #1 - To a related party due
on demand bearing interests          $ 0          $2,800        $    0
At 8% per annum, note dated
September 2, 1997

Note #2 - To  a trust due on demand
bearing interest at 8%
Per annum, note dated May 27, 1997     0           5,000             0

Note #3 - To an individual due on
demand bearing interest
At 18% per annum, note dated
February 11, 1997                      0           2,750             0

Note #4 - To an individual due on
demand interest at 10%
Per annum, note dated
October 21, 1997                   1,000           1,000             0

Note #5 - To an individual
due May 11, 1997, interest at
18% per annum                          0               0         5,000

Note #6 - To an individual due
 in ninety days at 18% per         5,000               0             0
annum, note dated July 1, 1998

Note #7 - To an individual due
on at 18% per annum,
note dated December 11, 1998       4,000               0             0
                                 -------           ------       ------
        Total                    $10,000         $ 11,550      $ 5,000
                                  ======           ======        ======

NOTE 8.  RELATED PARTY TRANSACTIONS
The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see Note 3).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.  NEW TECHNICAL PRONOUNCEMENTS
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997. Adoption of SFAS 129.

In June 1997, SFAS 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No.130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

NOTE 10. SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000. The basis of the rights was valued based on the contract licensing agreement. Subsequent to the balance sheet date, the contract was fully paid in June 1999.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11. PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12.  SUBSEQUENT EVENTS
On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% CVS Technologies, Inc. common stock shares issued and outstanding. CVS incorporated on March 23, 1999 in the state of Delaware.
This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of March 31, 1999 (balance sheet date), CVS has no recorded assets and liabilities that will materially change this financial statement.

On May 13, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of the shares issued and outstanding of Ameristar Mortgage, Inc. Ameristar Mortgage, Inc. incorporated March 18, 1999 in the state of Delaware. This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of December 31, 1998 and March 31, 1999 (balance sheet date), Ameristar Mortgage, Inc. has no recorded assets and liabilities that will materially change this financial statement.

Both firms satisfy the criteria set forth by APB No. 16.

ATTRIBUTES:

1. Each of the combining firms were never a subsidiary or division or another firm.

2. Each of the combining firms are independent of one another.

   MANNER OF COMBINING INTEREST:

1. These combinations are accomplished in a single transaction.

2. Common stocks were issued for all assets of the combining firms.

3. The shares issued have rights identical to those of the majority of the issuer's outstanding voting common shares.

4. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination.

5. Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations, and no company reacquires more than a normal number of shares between the dates the plan of combination is initiated and consummated.

6. The ratio of the interest of an individual common shareholder to those of other common shareholders remained the same as a result of the exchange of stock to effect the combinations.

7. The voting rights to which the common stock ownership interests in the resulting combined corporation are entitled and exercisable by the stockholders. There are no restrictions exercising those rights for a period.

8. The combination is resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration are pending.

ABSENCE OF PLANNED TRANSACTIONS

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company.

3. The combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within 2 ** after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.

[CAPTION]
INDEPENDENT AUDITOR REPORT
Board of Directors
AMERISTAR NETWORK, INC.
(A Development State Company)

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period ended July 31, 1998 and the years ended December 31, 1997 & 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on m audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has an accumulated deficit at July 31,1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the results of its operations and its cash flows for the period ended July 31, 1998, and the years ended December 31, 1997 & 1996, in conformity with generally accepted accounting principles.

 /s/ Darrell T. Schvaneveltd, C.P.A.


 [CAPTION]
 AMERISTAR NETWORK, INC.
 (A Development Stage Company)
 BALANCE SHEETS
 JULY 31, 1998, DECEMBER 31, 1997 & 1996

                                       July 31      December 31   December  31
                                          1998          1997           1996
Assets
 Current Assets
 Cash in Bank                           $ 3,651  $       4           $   9,677
   Property & Equipment
 Computer & Equipment - Net               1,490         1,695             -0-
 Furniture & Fixture - Net                  377           410             -0-
   Total Property & Equipment             1,867         2,105             -0-
 Other Assets
 Software Distribution Rights           149,023           301            346
 Organization Costs - Net                   753           871          1,106
 Total Other Assets                     149,776         1,172          1,452
 Total Assets                           155,294         3,281         11,129
   Liabilities & Stockholder Equity
 Current Liabilities
 Accounts Payable                           308           922            254
 Accrued Interest Payable                   126           470            148
 Notes Payable                            6,000        11,550          5,000
 Contracts Payable                      140,000           -0-             -0-
 Total Current Liabilities              146,434        12,942          5,402
 Stockholders' Equity
 Preferred Stock,
 10,000,000 Shares
 Authorized at $0.001
 Par Value None Issued                      -0-            -0-            -0-
 Common Stock, 90,000,000
 Shares Authorized at $0.001
 Par Value, 2,018,766 Shares
 2,006,500 Shares and
 1,575,000 Shares Issued
 & Outstanding Respectively              2,019          2,006          1,575
 Paid In Capital                       42, 463          1,794          4,950
 Accumulated Deficit                  ( 35,622)      ( 29,611)       (   798)
   Total Stockholders'  Equity           8,860        ( 9,661)         5,727
 Total Liabilities &
 Stockholders' Equity                $ 155,294        $ 3,281       $ 11,129


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE ACCUMULATED PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO JULY 31, 1998
& THE PERIOD JANUARY 1, 1998 TO JULY 31, 1998 &
THE YEAR ENDED DECEMBER 31, 1997
& THE PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO DECEMBER 31, 1996

                      July 31     December 31      December 31     September 23
                       1998            1997            1996             1996
 Revenues             $ -0-             -0-             -0-              -0-
 Expenses
 Amortization        1,749           1,396             280               73
 Professional Fees  12,167           1,280          10,887               -0-
 Interest Expenses   2,690             738           1,804              148
 Telephone           1,591             647             944               -0-
 Depreciation          656             238             418               -0-
 General &
Administrative
 Expenses            9,933           1,218           8,283              432
 Travel              6,836             494           6,197              145

 Total Expenses     35,622           6,011          28,813              798

 Net Loss        ($ 35,622)        ($6,011)      ($ 28,813)          ($ 798)

Loss Per Share      ($ .00)         ($ .02)         ($ .00)              -0-
Weighted Average
Shares Outstanding               2,010,750       1,739,740        1,575,000

[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO JULY 31, 1998

                                                                       Deficit
                                                                   Accumulated
                                              Common   Additional       During
                                     Shares    Stock @  Paid-In    Development
                                Outstanding   Par Value Capital          Stage
                                -----------  ---------- -------   -----------

 Balance, September 23, 1996             -0-      $ -0-     $ -0-     $ - 0-
 Shares Issued for Organization
 Costs at $.001 Per Share         1,175,000      1,175        -0-        -0-

 Shares Issued for Cash at
 $.10 Per Share                      50,000         50     4,950        - 0-

 Shares Issued for Marketing
 Rights at $.001 Per Share          350,000        350        -0-        -0-

 Loss for Period Ended
 December 31, 1996                                                    ( 798)

 Balance, December 31, 1996       1,575,000  1,574,950                ( 798)

 Shares Issued for
 Professional Fees at $.001          95,000         95         -0-       -0-

 Shares Issued for Cash at
 $.001 Per Share                    330,000        330         -0-       -0-

 Shares Issued for Cash at
 $2.00 Per Share                      6,500          6     12,994        -0-

 Loss for Period Ended
 December 31, 1997                  (28,813)

 Balance, December 31, 1997       2,006,500      2,006     17,944    (29,611)

 Shares Issued for Cash
 at $2.00 Per Share                   6,450          7     12,893        -0-

 Shares Issued for
 Debt Satisfaction at $2.00
 Per Share                            5,816          6     11,626        -0-

 Loss for Period Ended
 July 31, 1998                                                      ( 6,011)

 Balance, July 31, 1998           2,018,766      2,019     42,464  ($35,622)

[CAPTION]
 AMERISTAR NETWORK, INC.
(A Development Stage Company)
Statement of Cash Flows
Accumulated for the Period September 23, 1996 (Inception Date) to July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Period September 23, 1996 (Inception
Date) to December 31, 1996

                                       Accumul-   July 30   December   December
                                         ated       1998     1, 1997   31, 1996

 Revenues                               $ -0-        -0-        -0-      -0-

Cash Flows from
Operating Activities
Net Loss                             ($ 35,622)  ($ 6,011) ($ 28,813)  ($ 798)
 Adjustments to Reconcile Net Loss
 to Net Cash Used by Operating
 Activities;
 Amortization                            1,749      1,396        280       73
 Depreciation                              656        238        418       -0-
 Services for Stock in Lieu of Cash         95        -0-         95       -0-
 Changes in Operating Assets & Liabilities;
 (Decrease) Increase in Accounts Payable   308    (  614)        668      254
 Increase in Interest Payable              126    (  344)        322      148

 Net Cash Used by Operating Activities ( 32,688) ( 5,335)   ( 27,030)  (  323)

 Cash Flows from Investing Activities
 Purchase of Computer Equipment         ( 2,054)      -0-    ( 2,054)      -0-
 Purchase of Furniture                   (  469)      -0-       (469)      -0-
 Purchase of Software                  (150,000 (150,000)        -0-       -0-

 Net Cash Used by Investing Activities (152,523)(150,000)   (  2,523)      -0-

 Cash Flows from Financing Activities
 Sale of Common Stock                    42,862   24,532      13,330    5,000
 Increase in Notes Payable               11,550       -0-      6,550    5,000
 Increase in Contracts Payable          150,000  150,000         -0-
 Payment of Notes                     ( 15, 550)( 15,550)        -0-       -0-

Net Cash Provided by
Financing Activities                    188,862  158,982     19,880    10,000

 Increase (Decrease) in Cash              3,651    3,647    ( 9,673)    9,677

 Cash at Beginning of Period                 -0-       4      9,677        -0-
 Cash at End of Period                    3,651    3,651          4     9,677



 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) (1)Report of Independent Certified Public Accountant April 28, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

 14(a)(2)Report of Independent Certified Public Accountant June 18, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

 14(a)(3)Report of Former Independent Certified Public Accountant July 31, 1998

 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements
 14(a)(4)Report of Independent Certified Public Accountant July 31, 1998

 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements
 (b) Reports on Form 8-K: Not Applicable
 (c) Exhibits
 Exhibit No.               Description
 -----------               -----------
  3  (a)         Certificate of Incorporation AmeriStar Network, Inc.
  3.1(a)         Certificate of Incorporation AmerisStar Mortgage, Inc.
  3.2(a)         Certificate of Incorporation CVS Technologies, Inc.
  3  (b)         By-laws AmeriStar Network, Inc.
  3.1(b)         By-laws AmeriStar Mortgage, Inc.
  3.2(b)         By-laws CVS Technologies, Inc.
  4  (a)         Specimen certificate of common stock
  4.1(a)         Specimen Certificate of Warrant

  10        Other Documents
        (a) Mortgage Internet Technologies, Inc.
            Intellectual Properties Partial Assignment

        (b) Mortgage Internet Technologies, Inc.
            License Agreement

        (c) Mortgage Internet Technologies, Inc.
            Maintenance Agreement to License

        (d) Acquisition Agreement CVS Technologies, Inc.
        (e) Acquisition Agreement AMI
        (f) Letter of Intent GMR
        (g) Letter of Intent MIT
        (h) List of Subsidiaries
    16      Letter of Former Independent Accountant dated July 28, 1999

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

     AmeriStar Network, Inc.

 /s/ O. Russell Crandall, Jr.
 By______________________________________________
 O. RUSSELL CRANDALL, JR., President and Director
 Date: August 19, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ O. Russell Crandall, Jr.
 _____________________________________________
 O. RUSSELL CRANDALL, JR., President/ Director
 Date: August 19, 1999
 /S/ Scott Stratton
 _______________________________________
 SCOTT STRATTON, Vice President/Director
 Date: August 19, 1999
 /s/ James R. Herbert
 ___________________________________________
 JAMES R. HERBERT, Vice President/Director
 /s/ David Tew
 ___________________________________________
 DAVID Tew, Vice President/Director
 Date: August 19, 1999

 Exhibit 3(a)
 ARTICLES OF INCORPORATION

   STATE OF DELAWARE
   SECRETARY OF STATE
   DIVISION OF CORPORATIONS
   FILED 11:30 AM 09/23/1996
   960275091 - 2668582

CERTIFICATE OF INCORPORATION
OF AMERISTAR NETWORK, INC.

ARTICLE I    NAME

The name of the Corporation hereby created shall be AmeriStar  Network,  Inc.

ARTICLE II   DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE III - PURPOSES

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business; To seek available business opportunities which have potential for profit, acquire, merge with or into, or be acquired by one or more other businesses; To acquire, sell and otherwise, dispose of, deal in stocks, bonds, mortgages, securities, notes and commercial paper for corporations and individuals; To engage in any and all other lawful purposes, activities and pursuits, whether similar or dissimilar to the foregoing, and the Corporation shall have all powers allowed or permitted by the laws of the State of Delaware.

ARTICLE IV - CAPITALIZATION

The Corporation is authorized to issue two classes of shares, designated respectively.

ARTICLE V - CLASSES OF STOCK

 A statement of the designations and the powers, preferences, and rights, and the rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock which the Corporation shall be authorized to issue, is as follows:

(a) General Rights. All Stock of the Corporation shall have the rights and preferences as the Board of Directors, in its discretion may determine. Fully paid stock of the Corporation shall not be liable to any call and is non-assessable.

(b) Dividends. The holders of shares of Common and Preferred Stock shall be entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

(c)Voting. Except as otherwise expressly provided by law, in all matters as to which the vote or consent of stockholders of the Corporation shall be required or be taken, including, any vote to amend these Articles of Incorporation to increase or decrease the par value, effect a stock split or combination of shares, or alter or change the powers, preferences or special rights of the Common or Preferred Stock, the holders of the Common Stock and the Preferred Stock shall be entitled to vote on all such matter, and the holder of the shares of Common Stock and Preferred Stock shall each have one
(1) vote per share.

(d) Issuance of Rights and Warrants. The Corporation shall have the power to issue, with or without any connection to the issue, and sale of its Common Stock, Preferred Stock, or other securities, rights, warrants, or options entitling the holders thereof to purchase from the Corporation shares of its Common Stock, Preferred Stock, or other securities, upon which terms and conditions and at such times and for such consideration or price as the Board of Directors, in its discretion may determine. In the absence of fraud, the judgement of the directors as to the consideration for the issuance of such rights, warrants, or options and the sufficiency thereof shall be conclusive.

ARTICLE VI - BY-LAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

ARTICLE VII - MEETINGS AND RECORDS

Meetings of the stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

ARTICLE VIII   NO PRE-EMPTIVE RIGHTS

Shareholders of the Corporation shall not have pre-emptive rights to subscribe for or acquire additional shares of the Corporation, whether such shares be hereby or hereafter authorized.

ARTICLE IX - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the Board of Directors of the Corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be creditor, ant eh respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party to, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Corporation, or such other corporation, except in relation to matters as to which any such director or officer of the Corporation, or such other corporation, or former director of officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnities may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.

ARTICLE X   OFFICERS AND DIRECTORS CONTRACTS

No contract or other transaction between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of this Corporation or any other corporation. Any officer or director individually or with others, may be a party to, or may have and interest in, any transaction of this Corporation, or any transaction in which this Corporation is a party or has an interest. Each person who is or may become an officer or director of this Corporation is hereby relieved from liability he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any firm or other corporation in which he may have an interest, provided such officer or director acts in good faith.

ARTICLE XI   REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 1220 North Market Street, Suite 606 City of Wilmington, County of New Castle. The name of its registered agent at such address is Registered Agents, Ltd.

ARTICLE XII   AMENDMENT

  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XIII  DIRECTORS

The Corporation shall have not less than One (1) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

  Name                                         Address

 O. Russell Crandall, Jr.                      2100 Bengal Blvd. #105
                                               Salt Lake City, Utah 84121

 Shirman Milliner                              1604 W. Village Rd. X-3
                                               St. George, Utah 84770

 Bryan Richmond                                4141 Highland Drive 307
                                               Salt Lake City, Utah 84124

 ARTICLE XIII  INCORPORATOR

 The name and address of the incorporator for this Corporation is as follows:

 Name                                      Address

 O. Russell Crandall, Jr.                  2100 Bengal Blvd. #105
                                           Salt Lake City, Utah 84121

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 20th day of September, 1996.

DATED this 20th day of September, 1996.


        /s/O. Russell Crandall, Jr.
        ---------------------------
           O. Russell Crandall, Jr.


[CAPTION]
 STATE OF UTAH
 COUNTY OF SALT LAKE

On the 20th day of September, 1996, personally appeared before me O. Russell Crandall, Jr., who duly acknowledged to that he executed these Articles of Incorporation for the uses and purposes therein expressed.

        /s/Merry Dawn Johnson
 (SEAL)
 NOTARY PUBLIC
 MERRY DAWN JOHNSON
 95 West 650 South, st. George, UT 84770
 My Commission Expires January 26, 1998
 STATE OF UTAH

 EXHIBIT 3.1(a)
            STATE OF DELAWARE
            SECRETARY OF STATE
            DIVISION OF CORPORATIONS
            FILED 09:00 AM 03/24/1999
            991113580-3020229

CERTIFICATE OF INCORPORATION  OF AMERISTAR MORTGAGE, INC. A CLOSE CORPORATION

FIRST: The name of the corporation is: AmeriStar Mortgage Inc.

SECOND: Its registered office in the State of Delaware is located at 25 Greystone Manor, Lewes, DE 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total umber of shares of stock which the corporation is authorized to issue is 1,500 shares having a par value of $0.00 per share.

FIFTH: The corporation shall make no offering of any of its stock which would constitute a "public offering" within the meaning of the U.S. Act of 1933, as amended. SIXTH: The corporation shall be managed by the stockholders without a Board of Directors. The stockholders need not call a meeting to elect directors. The stockholders are deemed to be directors and shall be subject to all liabilities of the Directors under section 351 of the Delaware Code.

SEVENTH: All of the corporation's issued stock, exclusive of treasury shares, shall be held of record by not more than thirty (30) persons.

EIGHTH: All of the issued stock shall be subject to the following restriction on transfer permitted by Section 202 of the General Corporation
Law: "Each stockholder shall offer to the Corporation or to other stockholders of the corporation a thirty (30) day first refusal option to purchase his stock should he elect to sell his stock."

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 25 Greystone Manor, Lewes, DE 19958-9776.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, Richard H. Bell, for the purpose of forming a corporation under the laws of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 18th day of March, 1999.

 Signed and Attested to by: Richard H. Bell, President & Secretary HARVARD BUSINESS SERVICES, INC.

 Exhibit 3.2(a)
           STATE OF DELAWARE
           SECRETARY OF STATE
           DIVISION OF CORPORATIONS
           FILED 09:00 AM 03/24/99

CERTIFICATE OF INCORPORATION OF CVS TECHNOLOGIES, INC.

FIRST: The name of this corporation shall be: CVS TECHNOLOGIES, INC.

SECOND: Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of new Castle, 19805, and its registered agent at such address is THE COMPANY CORPORATION.

THIRD: The purpose or purposes of the corporation shall be: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: One Thousand Five Hundred (1,500) shares without par value.

FIFTH: The name and mailing address of the incorporator is as  follows:

 Chennell Mowbray
 The Company Corporation
 1013 Centre Road
 Wilmington, DE 19805

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twenty-third day of March, A.D. 1999.

/s/ Chennell Mowbray, Incorporator

 EXHIBIT 3(b)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF AMERISTAR NETWORK, INC.


ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Delaware shall be at Registered Agents, Ltd. 1220 North Market Street Suite 606, Wilmington, Delaware, 19801.

Section 2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II   SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

ARTICLE III   STOCKHOLDERS' MEETINGS

Section 1. Meetings of the stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without the state, as may be selected from time to tome by the Board of Directors.

Section 2. ANNUAL MEETINGS: The annual meeting of the stockholders shall be held on the 1st day of May in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 2:00 o'clock P. M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. ELECTIONS OF DIRECTORS: Elections of the directors of the corporation be by written ballot.

Section 4. SPECIAL MEETINGS: Special meetings of the stock-holders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting,, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least Ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if , and only as long as, it is coupled with and interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting or stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all share entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, Three in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. REGULAR MEETINGS: Regular meetings of the Board shall be held without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. SPECIAL MEETINGS: Special Meetings of the Board may be called by the President on Ten days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. QUORUM: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. CONSENT IN LIEU OF MEETING: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. CONFERENCE TELEPHONE: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. COMPENSATION: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. REMOVAL: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. SALARIES: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. TERM OF OFFICE: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. PRESIDENT: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.
Section 5. SECRETARY: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President , and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. TREASURER: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. RESIGNATION EFFECTIVE AT FUTURE DATE:
When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of it's stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. TRANSFERS: Transfers of shares shall be made on he books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent in law.

Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. RECORD DATE: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

 If no record date is fixed:

  (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholder shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

  (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

  (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

  (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. RESERVES: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conductive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. CHECKS: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate. Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January.

Section 3. NOTICE: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. WAIVER OF NOTICE: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. DISALLOWED COMPENSATION: Any payment made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.
 Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

ARTICLE XI - - INDEMNIFICATION AND INSURANCE:

Section 1. (a) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation of is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee or agent or in any other capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonable incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expense incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of it Board of Directors, provide indemnification to employee and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) RIGHT OF CLAIMANT TO BRING SUIT:
If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may be at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and , if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

(c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matter referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(d) INSURANCE:

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

 ARTICLE XII - AMENDMENTS

Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

 EXHIBIT 3.1(b)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF AMERISTAR MORTGAGE INC.

ARTICLE I  OFFICES

Section 1. PRINCIPAL OFFICE. The principal office for the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorised Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

 ARTICLE II  DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of applicable law and to any limitations in the Article of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall b managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. STANDARD OF CARE. Each Director shall perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such scare, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

Section 3. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 4. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until la successor has been elected and qualified.

Section 5. VACANCIES. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.
 A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number or Directors is increased or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting. The Shareholders may elect a director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent or a majority of the outstanding shares entitled to vote. Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time ro that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

Section 6. REMOVAL OF DIRECTORS. Subject to applicable law, the entire or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 7. NOTICE, PLACE AND MANNER OF MEETINGS. Meetings of the Board of Directors may be called by the Chairman of the Board or the President, or any Vice President, or the Secretary or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notion of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 8. ORGANIZATIONAL MEETINGS. The organization meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: 9:00 a.m.
Date of Regular Meeting: Last Friday of every month

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need to given of such regular meetings.

Section 10. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two
(2) Directors, or by one (1) Director if only one is provided. At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director. When all of the Directors are present at any Directors' meeting, however, called or noticed, and either
(i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority or the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, ro, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lace of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 11. DIRECTORS' ACTION BY UNANIMOUS WRITTEN CONSENT.
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing sighed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 12. QUORUM. A majority of the number or Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors present at any meeting at which there is a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 13. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 14. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein continued shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 15. COMMITTEES. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

Section 16. ADVISORY DIRECTORS. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by sch appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 16. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

    ARTICLE III  OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number or offices may be held by the same person.

Section 2. ELECTION. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the by-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of any officer under any contract of employment, any Officer may be removed, either withe cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board of Directors by any Officer upon whom such power of removal may be conferred by the Board of Directors.

Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

Section 5. VACANCIES. A vacancy in any office because death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-Laws for regular appointment to that office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws. If there is no President, the Chairman of the Board shall in addition by the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

Section 7. PRESIDENT/CHIEF EXECUTIVE OFFICER. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall , subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other dirties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, ow authorized, the notice thereof given, the names of those present at Directors meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By- Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transaction s of the corporation, including accounts of its assets, earnings (or surplus) and shares. The books of accounts shall at all reasonable times be open to inspection by any Director.

This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the v, shall render to the president and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or By-Laws.

    ARTICLE IV  SHAREHOLDERS' MEETINGS

Section 1. PLACE OF MEETINGS. All meetings of the Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS. The annual meetings of the
Shareholders shall be held, each year, at the time and on the day following:

Time of Meeting: 10:00 a.m.
Date of Meeting: April 20th

If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be property brought before the meeting.

Section 3. SPECIAL MEETINGS. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the voting power of the corporation.
 Except as next provided, notice shall be given as for the annual meeting. Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders, entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (6) days after the receipt of such request. If such notice is not given within twenty (2) days after receipt of such request, the persons calling the meeting may give notice thereof in the same manner provided by these By-Laws.

Section 4. NOTICE OF MEETINGS - REPORTS. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty
(60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there by no such Officer, or in the case of his or here neglect or refusal, by any Director or Shareholders. Such Notices or any reports shall be given personally or by mail and shall be sent to the Shareholders's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of the notice. Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which Board at date of mailing intends to present for action by the Shareholders. At any meetings where Directors are to be elected notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office. Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is a is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which said adjournment is taken.

Section 5. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and notice, shall be valid as though had a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval shall be filed with the corporate records or made a part of the minutes of te meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in applicable law.

Section 6. Shareholders ACTION WITHOUT A MEETING - DIRECTORS Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can be elected by unanimous written consent, if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

Section 7. OTHER ACTIONS WITHOUT A MEETING. Unless otherwise provided for under applicable law for the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all Shareholders entitled to vote have been solicited in writing, (1) Notice of any Shareholder approval without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and (2) Prompt notice shall be give of the taking of any other corporate action approved by Shareholders without a meeting be less than unanimous written consented to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Shareholder's proxy holders, or a transferred of the shares of a personal representative or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number or shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

Section 8. QUORUM. The holder of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however such majority shall not be present or represented at any meeting of the Shareholders, the shareholders represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transaction which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 9. VOTING Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of notes equal to the number or Directors to be elected multiplied by the number or votes to which his or her shares are entitled to, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

The candidates receiving the highest number or votes up to the number or Directors to be elected are elected. The Board of Directors may fix a time in the future not exceeding thirty (30) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders or record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 10. PROXIES. Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of applicable law filed with the Secretary of the corporation.

Section 11. ORGANIZATION. The President, or in the absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as Chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a Chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders', the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 12. INSPECTORS OF ELECTION. In advance of any meeting of Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

ARTICLE V  CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges preferences and restriction, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

 All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an assistant treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

 Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issuance.

Section 2. TRANSFER ON THE BOOKS. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate or stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued int8he same tender and for the same number of shares as the one alleged to the lost or destroyed.

Section 4. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated balk or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5. CLOSING STOCK TRANSFER BOOKS - RECORD DATE.
In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect to any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any other action.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

ARTICLE VI  RECORDS - REPORTS - INSPECTION

Section 1. RECORDS. The corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office as fixed by the Board of Directors from time to time.

Section 2. INSPECTION OF BOOKS AND RECORDS. All books and records shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided under applicable law.

Section 3. CERTIFICATION AND INSPECTION OF BY-LAWS. The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders at all reasonable times during office hours.

Section 4. CHECK, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by the Board of Directors.

Section 5. CONTRACT, ETC. HOW EXECUTED. The Board of Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by an contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount except as may be provided under applicable law.

ARTICLE VII  ANNUAL REPORTS

Section 1. REPORT TO Shareholders, DUE DATE. The Board of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the corporation. This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of the Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accounts or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

ARTICLE VIII  AMENDMENTS TO BY-LAWS

Section 1. AMENDMENT BY Shareholders. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number or authorized Directors of the corporation, the authorized number or Directors may be changed only by an amendment of the Article of Incorporation.

Section 3. POWERS OF DIRECTORS. Subject to the right or the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-law or amendment thereof changing the authorized number of Directors.

ARTICLE IX  CORPORATE SEAL

Section 1. SEAL The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date and State of Incorporation.

 ARTICLE X  MISCELLANEOUS

 Section 1. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant.

 Section 2. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 3. INDEMNITY. Subject to applicable law, the corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

EXHIBIT 3.2(b)
<SEQUENCE>
[DESCRIPTION]BY-LAWS OF CVS TECHNOLOGIES, INC.

ARTICLE I  OFFICES

Section 1. PRINCIPAL OFFICE. The principal office for the transaction of business of the corporation shall be fixed or may be changed by approval of a majority of the authorised Directors, and additional offices may be established and maintained at such other place or places as the Board of Directors may from time to time designate.

 Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II  DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of applicable law and to any limitations in the Article of Incorporation of the corporation relating to action required to be approved by the Shareholders, or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to an executive committee or others, provided that the business and affairs of the corporation shall b managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. STANDARD OF CARE. Each Director shall perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation, and with such scare, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

Section 3. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 4. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until la successor has been elected and qualified.

Section 5. VACANCIES. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number or Directors is increased or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

The Shareholders may elect a director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent or a majority of the outstanding shares entitled to vote.

Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time ro that resignation to become effective. If the resignation of a Director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

 No reduction of the authorized number of Directors shall have the effect of removing any Director before that Directors' term of office expires.

 Section 6. REMOVAL OF DIRECTORS. Subject to applicable law, the entire or any individual Director may be removed from office. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 7. NOTICE, PLACE AND MANNER OF MEETINGS.
Meetings of the Board of Directors may be called by the Chairman of the Board or the President, or any Vice President, or the Secretary or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notion of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other Officer designated for that purpose.

Section 8. ORGANIZATIONAL MEETINGS. The organization meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: 9:00 a.m.
Date of Regular Meeting: Last Friday of every month

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter. No notice need to given of such regular meetings.

Section 10. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by the President or, if he or she is absent or unable or refuses to act, by any Vice President or the Secretary or by any two
(2) Directors, or by one (1) Director if only one is provided. At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or telegraph. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. Such mailing, telegraphing, telephoning or delivery as above provided shall be due, legal and personal notice to such Director.

When all of the Directors are present at any Directors' meeting, however, called or noticed, and either (i) sign a written consent thereto on the records of such meeting, or, (ii) if a majority or the Directors is present and if those not present sign a waiver of notice of such meeting or a consent to holding the meeting or an approval of the minute thereof, whether prior to or after the holding of such meeting, which said waiver, consent or approval shall be filed with the Secretary of the corporation, ro, (iii) if a Director attends a meeting without notice but without protesting, prior thereto or at its commencement, the lace of notice, then the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 11. DIRECTORS' ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing sighed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

Section 12. QUORUM. A majority of the number or Directors as fixed by the Articles of Incorporation or By-Laws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors present at any meeting at which there is a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 13. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four hours, notice shall be given to all Directors not present at the time of the adjournment.

 Section 14. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein continued shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 15. COMMITTEES. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by applicable law.

Section 16. ADVISORY DIRECTORS. The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by sch appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

Section 16. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III  OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, or one or more Assistant Treasurers, and such other Officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number or offices may be held by the same person.

Section 2. ELECTION. The Officers of the corporation, except such Officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall be removed or otherwise disqualified to serve or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided by the by-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of any officer under any contract of employment, any Officer may be removed, either withe cause, by the Board of Directors, at any regular or special meeting of the Board, or except in case of an Officer chosen by the Board of Directors by any Officer upon whom such power of removal may be conferred by the Board of Directors. Any Officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the Officer is a party.

Section 5. VACANCIES. A vacancy in any office because death, resignation, removal, disqualification or any other cause shall be filed in the manner prescribed in the By-Laws for regular appointment to that office.
 Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the By-Laws. If there is no President, the Chairman of the Board shall in addition by the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article.

Section 7. PRESIDENT/CHIEF EXECUTIVE OFFICER. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, the President shall be the Chief Executive Officer of the corporation and shall , subject to the control of the Board of Directors, have general supervision, direction and control of the business and Officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other dirties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, ow authorized, the notice thereof given, the names of those present at Directors meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register showing the names of the Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the By- Laws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transaction s of the corporation, including accounts of its assets, earnings (or surplus) and shares. The books of accounts shall at all reasonable times be open to inspection by any Director.

This Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the v, shall render to the president and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or By-Laws.

ARTICLE IV  SHAREHOLDERS' MEETINGS

Section 1. PLACE OF MEETINGS. All meetings of the Shareholders shall be held at the principal executive office of the corporation unless some other appropriate and convenient location be designated for that purpose from time to time by the Board of Directors.

Section 2. ANNUAL MEETINGS. The annual meetings of the Shareholders shall be held, each year, at the time and on the day following:

Time of Meeting: 10:00 a.m.
Date of Meeting: April 20th

If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be property brought before the meeting.

Section 3. SPECIAL MEETINGS. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President, a Vice President, the Secretary, or by one or more Shareholders holding not less than one-tenth (1/10) of the voting power of the corporation.
 Except as next provided, notice shall be given as for the annual meeting.

Upon receipt of a written request addressed to the Chairman, President, Vice President, or Secretary, mailed or delivered personally to such Officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such Officer shall cause notice to be given, to the Shareholders, entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (6) days after the receipt of such request. If such notice is not given within twenty (2) days after receipt of such request, the persons calling the meeting may give notice thereof in the same manner provided by these By-Laws.

Section 4. NOTICE OF MEETINGS - REPORTS. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty
(60) days before the date of the meeting to Shareholders entitled to vote thereat. Such notice shall be given by the Secretary or the Assistant Secretary, or if there by no such Officer, or in the case of his or here neglect or refusal, by any Director or Shareholders.

Such Notices or any reports shall be given personally or by mail and shall be sent to the Shareholders's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of the notice.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or
(2) in the case of an annual meeting, those matters which Board at date of mailing intends to present for action by the Shareholders. At any meetings where Directors are to be elected notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The Officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is a is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which said adjournment is taken.

Section 5. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and notice, shall be valid as though had a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval shall be filed with the corporate records or made a part of the minutes of te meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in applicable law.

Section 6. Shareholders ACTION WITHOUT A MEETING - DIRECTORS
 Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, and filed with the Secretary of the corporation, provided, further, that while ordinarily Directors can be elected by unanimous written consent, if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

Section 7. OTHER ACTIONS WITHOUT A MEETING. Unless otherwise provided for under applicable law for the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all Shareholders entitled to vote have been solicited in writing, (1) Notice of any Shareholder approval without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and (2) Prompt notice shall be give of the taking of any other corporate action approved by Shareholders without a meeting be less than unanimous written consented to each of those Shareholders entitled to vote who have not consented in writing. Any Shareholder giving a written consent, or the Shareholder's proxy holders, or a transferred of the shares of a personal representative or their respective proxy holders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number or shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.
 Section 8. QUORUM. The holder of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these By-Laws. If, however such majority shall not be present or represented at any meeting of the Shareholders, the shareholders represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transaction which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 9. VOTING Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting. Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of notes equal to the number or Directors to be elected multiplied by the number or votes to which his or her shares are entitled to, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit.

The candidates receiving the highest number or votes up to the number or Directors to be elected are elected. The Board of Directors may fix a time in the future not exceeding thirty (30) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders or record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 10. PROXIES. Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of applicable law filed with the Secretary of the corporation.

Section 11. ORGANIZATION. The President, or in the absence of the President, any Vice President, shall call the meeting of the Shareholders to order, and shall act as Chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a Chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders', the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 12. INSPECTORS OF ELECTION. In advance of any meeting of
Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

ARTICLE V  CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges preferences and restriction, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer or an assistant treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.

 Any or all of the signatures on the certificate may be facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issuance.

Section 2. TRANSFER ON THE BOOKS. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate or stock to be lost or destroyed shall make an affidavit or affirmation of that fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued int8he same tender and for the same number of shares as the one alleged to the lost or destroyed.

Section 4. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars which shall be an incorporated balk or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5. CLOSING STOCK TRANSFER BOOKS - RECORD DATE.
In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect to any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any other action.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is given.

The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

ARTICLE VI  RECORDS - REPORTS - INSPECTION

Section 1. RECORDS. The corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office as fixed by the Board of Directors from time to time.
 Section 2. INSPECTION OF BOOKS AND RECORDS. All books and records shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided under applicable law.

Section 3. CERTIFICATION AND INSPECTION OF BY-LAWS. The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the corporation's principal executive office and shall be open to inspection by the Shareholders at all reasonable times during office hours.

 Section 4. CHECK, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by the Board of Directors.

Section 5. CONTRACT, ETC. HOW EXECUTED. The Board of Directors, except as in the By-Laws otherwise provided, may authorize any Officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee shall have any power or authority to bind the corporation by an contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount except as may be provided under applicable law.

ARTICLE VII  ANNUAL REPORTS

Section 1. REPORT TO Shareholders, DUE DATE. The Board of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the corporation. This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of the Article IV of these By-Laws for giving notice to Shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accounts or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

ARTICLE VIII  AMENDMENTS TO BY-LAWS

Section 1. AMENDMENT BY Shareholders. New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number or authorized Directors of the corporation, the authorized number or Directors may be changed only by an amendment of the Article of Incorporation.

Section 3. POWERS OF DIRECTORS. Subject to the right or the Shareholders to adopt, amend or repeal By-Laws, as provided in Section 1 of this Article VIII, and the limitations, if any, under law, the Board of Directors may adopt, amend or repeal any of these By-Laws other than a By-law or amendment thereof changing the authorized number of Directors.

ARTICLE IX  CORPORATE SEAL

Section 1. SEAL The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date and State of Incorporation.

ARTICLE X  MISCELLANEOUS

Section 1. REPRESENTATION OF SHARES IN OTHER CORPORATIONS.
Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant.

Section 2. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 3. INDEMNITY. Subject to applicable law, the corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Exhibit 4(a)

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

AMERISTAR NETWORK, INC.

 [________]NUMBER
 SHARES[________]
 AUTHORIZED COMMON STOCK; 90,000,000 SHARES PAR VALUE $.001
 NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT INCORPORATED
 UNDER THE LAWS OF THE STATE OF DELAWARE COMMON STOCK CUSIP 03071S106

 THIS CERTIFIES THAT

Is the RECORD HOLDER OF SHARES OF AMERISTAR NETWORK, INC. COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

 Dated:

 [SEAL OF AMERISTAR NETWORK, INC.]

 /s / BRYAN RICHARD /s/ O. RUSSELL
CRANDALL, JR.
 - -----------------------
----------------
 -----
 Secretary PRESIDENT


 By: ^^Illegible Signature^^
  OTC Stock Transfer Inc.
  Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank) , or a trust company.

The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

 TEN COM - as tenants in common UNIF GIFT MIN ACT - ____Custodian____ TEN ENT - as tenants by the entireties


 (Cust) (Minor) JT TEN - as joint tenants with right

 under
 Uniform Gifts to Minors of survivorship and not as

 Act
 ________________________ tenants in common
   (State)
 Additional abbreviation may also be used though not in above list.

 FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE -
-------------------------------------- - ------------- ---------
---------------- ________________________________________________________
______ ___ _________ (Please print or typewrite name and address including zip code of assignee)
 ________________________________________________________ ______ ___
_________ ________________________________________________________ ______
___ _________ ________________________________________________________
______ ___ _________ Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
________________________________________________________ ______ ___ _________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.
 Dated, ---------------------------------

 NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

 Exhibit 4.1(a)
 <SEQUENCE>
 [DESCRIPTION] SPECIMEN FORM OF WARRANT CERTIFICATE
 Warrant Number
 Number of Warrants
 COMMON STOCK PURCHASE WARRANT
 AMERISTAR NETWORK, INC.
 (A Delaware Corporation)
  Cusip No. 030 71 S 114

This certifies that FOR VALUE RECEIVED,

Or registered assigns (the "Holder") is the owner of Common Stock Purchase Warrants ("Warrants"). Each Warrant entitles the Holder o purchase at any time prior to the expiration date (as hereinafter defined), subject to the terms and conditions set forth in this certificate and the Information Statement (dated March 14th, 1997), one fully paid and nonassessable share of common stock, $.001 par value, of AmeriStar Network, Inc., a Delaware Corporation (the "Company") at $2.00 through July 21st, 1998. Warrants not exercised by the Expiration Date will expire.

Certificates are issuable on the presentation and surrender of the Warrant Certificate with the Subscription form n the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, OTC Stock Transfer, Inc., as warrant agent, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.

This Warrant Certificate and each Warrant represented hereby re issued to and are subject in all respects to the terms and conditions set forth in the Information Statement (the "Warrant Agreement") dated March 14th, 1997, between the Company and the Warrant Agent. A copy of the Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the company to each holder on request at no charge. The company has the right to call in the Warrants on 15 days notice, if not exercised by the holder prior to the expiration of the 15 day notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid on trade price for at least 10 consecutive trading days.

The term "Expiration Date" shall mean 4:00 p.m. (Mountain Standard Time) on July 21st, 1998). This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended, and under applicable state securities laws with respect to such securities is effective or there is an available exemption from such federal and state registration requirements. This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful. This Warrant shall not be valid unless countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997. This warrant shall not be valid unless countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.

Dated:

Secretary
President

 Corporate Seal

 Exhibit 10(a)

<SEQUENCE>
[DESCRIPTION] INTELLECTUAL PROPERTIES PARTIAL ASSIGNMENT

Mortgage Internet Technologies, Inc. Intellectual Properties Partial Assignment

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, a percentage ownership in the following "intellectual properties" (ILP) of MIT: (1) a 10% equity interest in the Virtual Lender trademark system. (2) a 20% equity interest in MortgageLocator.com. (3) a 20% interest in LoanPool.com. See below for a detailed explanation of the above concerns. This agreement is subject to the terms and conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "ILP". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

1. PAYMENT TERMS. The purchase price for the ILP is a single payment of One Hundred thousand dollars ($100,000.00) and 20% interest in the AmeriStar Network "WLC" system. This 20% equity interest in the "WLC" is outlined in Addendum "A" to this agreement and due upon signing of this agreement.

2. DESCRIPTION OF THE INTELLECTUAL PROPERTIES.

 A. VIRTUAL LENDER TRADEMARK (http://www.Vlender.com)
 REVENUE RIGHTS: 10% of all setup fees & monthly fees earned on the sale and servicing of the Virtual Lender trademark Kit. Also a 10% equity interest in any profits related to future sale of and or licensing of the Virtual Lender trademark system.

B. MORTGAGELOCATOR.COM (http://www.mortgagelocator.com) REVENUE RIGHTS: 20% of all retail loan transaction fees and banner advertising fees associated with mortgagelocator.com. Also a 20% equity interest in any profits related to future sale of and or licensing of the mortgage locator system.

C. LOAN POOL referral network (http://www.loanpool.com) REVENUE RIGHTS: 20% of all fees related to the loan pool. Also a 20% equity interest in any profits related to future sale of and or licensing of the loan pool system.

3. DESCRIPTION OF PURCHASERS RIGHTS & LIMITATIONS:
MIT will continue to control, develop, design and regulate all aspects of the ILP and AmeriStar will be subject to limitations imposed upon by MIT. AmeriStar will have the right to participate in additional product research
& development and to participate in marketing efforts of the ILP. AmeriStar cannot transfer rights to the ILP without written consent by both MIT and AmeriStar.

4. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the ILP limited rights.

5. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the ILP, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof.

6. INDEMNITY. MIT and AmeriStar acknowledge and agree that portions of the ILP are currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to the use of the ILP.
 of both MIT & AmeriStar Network. Any attempted transfer or assignment of this Agreement, and/or any rights of Customer hereunder without such express prior written approval by both parties shall be wholly void and without force or effect.

9. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

10. EXECUTION. This agreement constitute the Partial Assignment Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

11. AGREEMENT SUMMARY. The following scenario constitutes the end result of this agreement as it relates to intellectual property ownership percentages.

PRODUCT TYPE MIT  %

 AMERISTAR % WLC (Wholesale LendingNetwork)      20%         80%

 Virtual Lender trademark                        90%         10%

 Mortgagelocator.com                             80%         20%

 LoanPool.com                                    80%         20%

 Dated this 15th day of March, 1999.

Mortgage Internet Technologies, Inc.        AmeriStar Network, Inc.

Date: _________________________     Date:  ________________________________
 /s/ David R. Werner / President      /s/O. Russell Crandall Jr., President
   EXHIBIT A (WLC)

PAYMENT TERMS FOR THE Intellectual Properties Partial Assignment DATED MARCH 22, 1999 BY AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR) AmeriStar hereby assigns 20% interest in the Wholesale Lending Center (WLC) to MIT as outlined below:

D. WLC REVENUE RIGHTS: 20% of all loan transaction fees and other fees associated with the WLC. Also, a 20% equity interest in any profits related to future sale of and or licensing of the WLC system.

This addendum will become effective immediately upon execution of this Agreement.

Dated this 15th day of March 1999.

Mortgage Internet Technologies, Inc.        AmeriStar Network, Inc.
Date: _________                             Date: ___________

____________________________               ___________________________________
/s/David R. Werner, President          /s/  O. Russell Crandall Jr., President

EXHIBIT 10(b)
<SEQUENCE>
[DESCRIPTION] LICENSE AGREEMENT

 Mortgage Internet Technologies, Inc.
 Wholesale Lending Center (WLC)
 License Agreement

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, this exclusive license to the following intellectual properties of MIT: (1) a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug-in located within (i) the Virtual Lender trademark Business Development Center. This licensing agreement is subject to the terms and conditions below.

AmeriStar will maintain participate in continued development of the "WLC" system in accordance with the provisions of Paragraph 9 ("Maintenance Agreement") hereof, under the Terms and Conditions set out below. AmeriStar agrees to pay a fee to MIT for their respective interest in the WLC under the Terms and Conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "WLC". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

1. PAYMENT TERMS. The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Terms of the payment of the license fee are outlined and attached as Exhibit "B" to this agreement.

2. SITE PREPARATION. The hardware, network, operating WLC requirements and related costs are the sole obligation of AmeriStar. MIT shall provide AmeriStar with specifications for all computer equipment required by MIT for using and developing the WLC. MIT will retain an exclusive contract with AmeriStar Network, Inc., to develop and service the technology in accordance with the provisions of Paragraph 9 ("Maintenance Agreement").

3. WLC LICENSE. MIT has developed and will continue to develop and possess all rights to the Virtual Lender trademark System. MIT grants to AmeriStar an exclusive license to the WLC (See Addendum A for a complete description). The term is perpetual. AmeriStar acknowledges that the BDC and related materials are the property of MIT and are copyrighted works, that they include trade secrets of MIT, and that copyright or proprietary notices shall be retained in their exact form in the BDC. AmeriStar agrees to take reasonable steps to ensure that all persons (Users) having access through it to the WLC will observe AmeriStar's obligations relating to the BDC.

4. DESCRIPTION OF THE WLC. The WLC is an area that is built into the Virtual Lender trademark Business Development Center. By entering the business development center, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions.

Upon selecting a button, the loan originator will see the WLC options on the screen. The Loan originator currently has the following options:

5. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the WLC license and Documentation. In the event AmeriStar sells or licenses the WLC, MIT will receive a one time license and Royalty fee of 5% of the total purchase price paid for the license fee.

6. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the WLC, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof. AmeriStar shall be solely responsible for the selection, use, efficiency and suitability of the WLC and its usage, and MIT shall have no liability in respect thereof.

7. INDEMNITY. MIT and AmeriStar acknowledge and agree that the WLC is currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC. MIT shall indemnify and hold harmless AmeriStar and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons for any matter relating to the use, possession, or licensing of the WLC arising out of or relating to MIT's infringement or unauthorized distribution, licensing or development of the WLC.

8. CUSTOMER'S REMEDIES. Except as provided in Paragraph 6, AmeriStar's remedy in respect to this Agreement, regardless of the form of action, whether in contract or tort, is limited to replacement or repair of the WLC, at the discretion of MIT. Except as provided in Paragraph 6, in no event shall MIT's liability hereunder exceed the price of the WLC to AmeriStar and or any license fees paid.

9. MAINTENANCE AGREEMENT. The Maintenance Agreement between MIT and AmeriStar embodies the following terms and conditions:

MIT will have available Technical Resource Staff responsible for hardware installation and maintenance, operating WLC and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

12. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

13. EXECUTION. This agreement along with addendum "A" and Exhibit "B" constitute the Licensing Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

Mortgage Internet Technologies, Inc.      AmeriStar Network, Inc.
Date: ___________                         Date: ___________
______________________________        ______________________________________
/s/David R. Werner / President       /s/ O. Russell Crandall Jr., /President

EXHIBIT A (WLC)

PAYMENT TERMS FOR THE LICENSE AGREEMENT DATED MARCH 11, 1999 BY AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR)

The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Payable under the following terms below.

AmeriStar has already paid MIT $31,000.00 towards the purchase of this license agreement. MIT agrees to carry the balance due to MIT of $119,000 under the following payment terms.

5) Any prior payments made to MIT will be credited to the total pro-rata percentage of ownership and rights of this license agreement. As such, at the time of execution of this agreement, AmeriStar has paid $31,000.00 to MIT towards the purchase of this license as a result of this payment, AmeriStar currently owns 20.66 percent of the 100% interest in this WLC license agreement and are entitled to that pro-rata percentage of profits and all rights associated with this license agreement.

6) The balance of the payment due to MIT is $119,000.00. The terms of this balance will be paid as follows and all payments will be credited pro-rata to the license. All prior and future payments will be credited to this agreement and are hereby equity interest in this agreement. a) AmeriStar agrees to pay MIT no less than 50% of all moneys raised through their existing fund raising efforts until the remaining balance due on this agreement is paid in full. b) AmeriStar will make available to MIT any financials regarding such fund raising efforts from time to time to assure MIT of their intent to fulfill their financial obligation to MIT. c) If the total balance is not paid in full, whatever percentage has been paid will be credited pro-rata to the balance due to MIT and deemed AmeriStar's share of this license agreement and will be subject to limitations of rights as such shared interest with MIT.

This addendum will become effective immediately upon execution of the License Agreement.

Dated this 11th day of March 1999.

Mortgage Internet Technologies, Inc.   AmeriStar Network, Inc.
Date: __________                       Date: ___________

______________________________         __________________________________
/s/ David R. Werner, President     /s/ O. Russell Crandall Jr., President


 EXHIBIT 10(c)

<SEQUENCE>
[DESCRIPTION] MAINTENANCE AGREEMENT TO THE AMERISTAR LICENSE AGREEMENT FOR
              DEVELOPMENT AND ONGOING MAINTENANCE OF THE WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL.

This maintenance agreement is between AmeriStar Network, Inc. (AmeriStar) and Mortgage Internet Technologies, Inc. (MIT) It's purpose is to outline the services MIT will provide to AmeriStar for the purpose of developing the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL software that AmeriStar has purchased exclusive percentage rights to in two prior agreements dated March 11, 1999 and April 5th, 1999. MIT will have an exclusive right to provide these services to AmeriStar for the duration of this agreement.

The annual fee for this Maintenance Agreement is $1,500,000.00 (One Million five hundred thousand dollars) This maintenance agreement includes all phases of development costs related to the scope of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and includes ongoing servicing costs in addition to technical support, hardware support, development support and marketing support. These fees may be adjusted through mutual agreement by both parties.

The annual fee for these services have been determined according to the extent of development and servicing required by AmeriStar and MIT to operate the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL. MIT will require 1/4 of the maintenance agreement fees upon execution of this agreement and the remaining balance will be paid monthly to MIT prorated over a 12-month period. All invoices shall be due and payable in full thirty (30) days from the date such invoice is received by AmeriStar.

The Maintenance Agreement is effective for the term of this license agreement, MIT will appoint a WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator responsible for WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL configuration. Russ Crandall will act as Liaison to MIT; The WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator and/or Liaison will be available to AmeriStar and/or AmeriStar's support organization to assist in diagnosing operator errors and perform general WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL maintenance. MIT will have available Technical Resource Staff responsible for hardware installation and maintenance, operating WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

MIT will make a good faith effort to respond within twenty-four (24) hours to the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL support needs of AmeriStar via phone, Internet, email or modem. MIT will attempt in good faith to correct all WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL errors, provided that AmeriStar and MIT can reproduce the error. Errors shall mean any substantial deviation in how the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL functions when compared to the Documentation.

This Maintenance agreement is a constituent part of this WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL License, and is otherwise subject to the terms and conditions hereof. This agreement will adjust annually as the development and the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL system matures. 60 days prior to the annual renewal date, AmeriStar and MIT will meet to determine the annual project needs at which time, a new annual budget will be established and agreed upon by both parties, at which time, this agreement may renew for an additional 12 months for a total of no less than 24 month (2 years).

AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL. The parties herein acknowledge their full and complete understanding and agreement of the terms and conditions contained herein and represent that they have the authority to execute this agreement making the terms and conditions binding as set forth.

Dated this ________ day of ______ 1999.

Mortgage Internet Technologies, Inc.    AmeriStar Network, Inc.
By: ___________________________       By: __________________________
Title: ________________________       Title: _______________________

EXHIBIT 10(d)

<SEQUENCE>
[DESCRIPTION]ACQUISITION AGREEMENT OF CVS TECHNOLOGIES, INC.
             PLAN AND AGREEMENT OF REORGANIZATION

THIS PLAN AND AGREEMENT OF REORGANIZATION (hereinafter referred to as the "Agreement") is entered into as of this 12th day of April, 1999, by and between CVS TECHNOLOGIES, INC. (hereinafter referred to as "CVS" and the shareholders of CVS (hereinafter referred to individually and collectively as "Shareholder"), and AMERISTAR NETWORK, INC. (hereinafter referred to as "AMWK").

WITNESSETH

WHEREAS, CVS is a Delaware corporation with authorized capital stock of 1,500 shares, of which 1,500 shares were issued and outstanding as of March 31, 1999 (hereinafter "CVS Shares");

WHEREAS, AMWK is a Delaware corporation with authorized capital stock of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001, and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 shares were issued and outstanding as of March 31, 1999.

 WHEREAS, AMWK desires to purchase from Shareholder all of the issued and outstanding shares of CVS owned by Shareholder in exchange solely for AMWK shares of common stock ("Stock"); and

WHEREAS, it is the intention of Shareholder to exchange the CVS Shares held by it for Stock of AMWK on the terms and conditions set forth herein; and

WHEREAS, it is the intention of AMWK, CVS and Shareholder that the transactions contemplated hereby constitute a tax-free "reorganization" as defined in the Internal Revenue Code of 1986, as amended and that all the terms and provisions of this Agreement be interpreted, construed and enforced to effectuate this intent.

NOW THEREFORE in consideration of the foregoing and the mutual covenants, promises, representations and warranties contained herein, the parties hereto agree as follows:

Article 1  EXCHANGE

1.1 Exchange of Stock of CVS. At the Closing Date (as defined in Article VII hereof), in accordance with the provisions of this Agreement and applicable law, Shareholder shall transfer and AMWK shall acquire all of the CVS Shares owned by Shareholder.

Article II  CONSIDERATION

2.1 Exchange. Shareholder and AMWK agree that all of the CVS Shares owned by Shareholder shall be exchanged with AMWK for 5,500,000 shares of common stock. All such Stock shall be issued in certificates of such denominations, amounts and names as may be requested by Shareholder.

2.2 Investment Intent. Shareholder represents and warrants that it is acquiring said shares for investment purposes only and not with a view toward resale or redistribution in violation of state and federal securities laws. Shareholder agrees to deliver to AMWK at the closing, a letter setting forth an agreement that sais shares are being acquired for investment purposes only and will not be sold except in compliance with the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

2.3 Delivery. At said closing, Shareholder shall deliver certificates for the shares of CVS, duly endorsed in negotiable form, with signatures guaranteed, free and clear from all claims and encumbrances.


Article III  REPRESENTATIONS AND WARRANTIES OF AMWK

AMWK represents the warrants to Shareholder as follows:

3.1 Organization. AMWK is a corporation duly incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

3.2 Capitalization. Prior to the Closing Date, the authorized capital stock of AMWK shall consist of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001 and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 are issued and outstanding, and not to exceed 9,120,000 shares are to be issued pursuant to other agreements. AMWK presently has agreed to sell and issue an option to David Warner. Except for this contingent obligation to sell and issue securities, there are no other outstanding options or warrants to acquire addition shares of AMWK.

3.3 Financial Statements. AMWK has furnished to Shareholder financial statement in the form to be disclosed of the Securities and Exchange Commission. All of said financial statements, (i) are in accordance with AMWK's books and records, (ii) present fairly and financial position of AMWK as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity width generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, loss and refunds with respect to services or products already rendered or sold.

3.4 Authorization. AMWK has the power to enter into this Agreement, and this Agreement, when duly executed and delivered, will constitute the valid and binding obligation of AMWK.

3.5 Effect of Agreement. The execution and delivery by AMWK of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute any default under or violation of, any law or regulation of any governmental authority, or the Articles of Incorporation or By-Laws of AMWK, or any material agreement or instrument to which AMWK is a party or by which it is bound or is subject; (ii) nor will it give to others any interest or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of AMWK.

3.6 Finders. AMWK is obligated to Norwood Enterprises, Inc. for financial advise and as a finder's fees in connection with the transactions contemplated by this Agreement.

3.7 Litigation; Claims. AMWK is not a party to, and there are not any claims, actions, suits, investigations or proceedings pending or threatened against CVS or its business at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which is determined adversely would have a material effect on the business or financial condition of AMWK or the ability of AMWK to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality domestic or foreign.

3.8 Compliance with Laws and Regulations. AMWK has complied with, and is not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of AMWK's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of AMWK. All of the issued and outstanding shares of stock of AMWK is validly issue, fully paid and non-assessable. Said shares are qualified for trading on the OTC Bulletin Board System, sponsored by the NASD Regulation, Inc. Other than AMWK being required to comply with the disclosure rules applicable for continued trading on the OTC Bulletin Board, said shares conform to the disclosures contained in AMWK's Information and Disclosure Statement prepared pursuant to Rule 15c2-11(a)(5) promulgated under the Securities Exchange Act of 1934, as amended.

3.9 Contracts and Other Acquisitions. Prior to the closing, AMWK will furnish to CVS and Shareholder, and each of them, with a true and complete list and description of all material contracts and letters of intent by and between AMWK and others. Each of the agreements, contracts, commitments, plans and other instruments, documents and undertakings are valid and enforceable in accordance with its terms. Said agreements include, but are not limited to, the agreements by and between AMWK and Access Business Capital/AmeriStar Mortgage, Inc and Mortgage Internet Technologies, Inc. Said agreements provided, in part, for the sale and issuance of additional shares and options, including but not limited to, additional fees for financial advice and as finder's fees in connection with the transactions contemplated therein. Notwithstanding anything contained herein to the contrary, including the shares of stock to be exchanged pursuant to this Agreement, AMWK is to obligated to issue in excess of 10,775,000 shares of its common stock and no shares of its preferred stock.

3.10 Nature of Representations. No representation, warranty or agreement made by AMWK in this agreement or any of the Schedules or any other Exhibits hereto and no statement made in Schedules or any such Exhibit, list certificate or schedule or other instrument or disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to make any statement, representation, warranty or agreement not misleading.

Article IV  REPRESENTATIONS AND WARRANTIES OF CVS AND Shareholder

CVS and Shareholder, and each of them, represent and warrant to AMWK as follows:

4.1 Organization. CVS is a corporation duly incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

4.2 Capitalization. The authorized capital stock of CVS consists of one class of shares of stock, the total number of shares which CVS is authorized to issue is 1,500 shares, of which 1,500 shares are presently issued and outstanding and held by five (5) individuals. There are no outstanding options or warrants to acquire additional shares.

4.3 Authority CVS and Shareholder have the full power and authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by the Board of Directors and/or Shareholder, no proceedings on the part of Shareholder is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of CVS and Shareholder enforceable in accordance with its terms.

4.4 Financial Statements. CVS has furnished to AMWK its unaudited financial statements as of March 31, 1999. Said financial statements, (i) are in accordance with CVS's books and records, (ii) present fairly and financial position of CVS as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, losses and refunds with respect to services or products already rendered or sold.

4.5 All Patent/License Rights. To the best of its knowledge, subject to filing a patent application, CVS owns or possesses the requisite licenses or other rights to use all licenses, patents, trademarks, services marks, service names and trade names presently used. There is no claim or action by any person, or proceeding pending, or threatened which challenges the exclusive rights of CVS with respect to said rights used, or contemplated to be used, in CVSs business. Nothing herein contained have or shall be deemed to constitute a representation or warranty that such licenses, patents, trademark, or trade names may not be utilized or challenged in the future, and that they will be upheld if challenged, ro granted, if applied for.

4.6 Contracts/Other Rights. Prior to the closing, CVS will furnish AMWK with a true and complete list and description of all material contracts and licenses by and between CVS and Shareholder, between them and with others. Each of the agreements, contract, commitments, leases, plans and other instruments, documents and undertakings to be supplied is valid and enforceable in accordance with its terms. CVS is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed in writing at the time of delivery, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of CVS, contains any contractual requirement with which there is a likelihood CVS will be unable to comply.

4.7 Effect of Agreement. The execution and delivery by CVS and Shareholder of this Agreement and the consummation of the transactions herein contemplated,
(i) will not conflict with, or result in a breach of the terms of, or constitute a default under authority, or the Articles of Incorporation or By-Laws or CVS, or a party or by which it is bound or is subject; (ii) nor will it give to rise to any interests or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of CVS.

4.8 Minutes Book. The records of meetings and other corporate actions of the Board of Directors of CVS which are contained in the Minute Books of CVS contain complete and accurate records of the matters reflected in such minutes.

4.09. Litigation; Claims. Neither Shareholder nor CVS is a party to, and there are not any claims, actions, suites, investigations or proceedings pending or threatened against CVS or its business, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which if determined adversely would have a material effect on the business or financial condition or CVS or the ability of CVS to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.10 Compliance with Laws and Regulations. To the best of their knowledge, CVS and Shareholder have complied with, and are not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of CVS's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of CVS.

4.11 Finders . CVS and Shareholder, and each of them, is not obligated, absolutely or contingently, to any person for financial advice, a finder's fee, brokerage commission, or other similar payment in connection with the transactions contemplated by this agreement.

4.12 Nature of Representations. CVS and Shareholder have taken reasonable care to ensure that all disclosures and facts are true and accurate and that there are no other material facts, the omission of which would make misleading any statement herein. Further, no representation, warranty or agreement made by CVS and Shareholder in this Agreement or any of the Schedules or any other Exhibits hereto and no statement made in the Schedules or any such Exhibit, list, certificate or schedule or other instrument of disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to made any statement, representation, warranty or agreement not misleading.

Article V  ACCESS TO INFORMATION

 5.1 AMWK's Access to Information. Shareholder and Shareholder shall afford representatives of AMWK reasonable access to officers, personnel, and professional representative of CVS and such of the financial, contractual and corporate records of CVS as shall be reasonably necessary for AMWK's investigations and appraisal of CVS.

5.2 CVS and Shareholder's Assess to Information. AMWK shall afford representatives of CVS and Shareholders reasonable access to officers, personnel and professional representatives of AMWK and such of the financial, contractual and corporate records of AMWK as shall be reasonably necessary for CVS and Shareholder's investigation and appraisal of AMWK.

5.3 Effect of Investigations. Any such investigation by each of the parties shall not affect any of the representations and warranties hereunder and shall not be conducted in such manner as to interfere unreasonably with the operation of the business of CVS.

Article VI  CONDITIONS TO OBLIGATIONS OF AMWK

The obligations of AMWK under this Agreement are, at the option of AMWK, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

6.1 Fulfillment of Covenants. All the terms , covenants and conditions of this Agreement to be complied with and performed by CVS at or before the Closing Date shall have been duly complied with and performed.

6.2 Accuracy of Representations and Warranties; Other Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing Date.

6.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon CVS, or any of the officers or directors thereof, because of this consummation of the transaction contemplated by this Agreement.

Article VII  CONDITIONS TO OBLIGATIONS OF SHAREHOLDER

The obligations of Shareholder under this Agreement are, at the option of Shareholder, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

7.2 Accuracy of Representations and Warranties; Other Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing Date.

7.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon CVS, or any of the officers or directors thereof, because of the consummation of the transactions contemplated by this Agreement.

Article VIII  CLOSING

8.1 Closing Date. The consummation of the exchange shall take place on April 16, 1999, or sooner, at the offices of AmeriStar Network, Inc., 321 North Mall Drive; Suite 0-102, St. George, Utah 84790, or such other time or place as shall be mutually agreed upon by the parties to this Agreement.

8.2. Actions to be Taken by Parties on the Closing Date. On the Closing
Date, each party shall deliver to the other all documents or agreements provided herein to be delivered on the Closing Date. 8.3 Directors. On the Closing Date, AMWK shall cause to be appointed to the Board of Directors such nominees of Shareholder so as to provide Shareholder with an equal number or directors as are then existing on the Board of Directors of AMWK.

8.4 Other. Except for such reasonable actions that may be required to complete the transactions described in 3.9 above, between the date hereof and the Closing Date, AMWK will take no actions, other than those reasonably required to consummate a closing, without the prior written consent of CVS.

8.5 Securities Act of 1934 Filings. Between the date hereof and the Closing Date, and thereafter, AMWK shall continue to diligently cause to be prepared and filed with the Securities and Exchange Commission a Form 10SB12G under the Securities Exchange Act of 1934, as amended. Further, as soon as practical after the execution of this Agreement, this Agreement, together with all documents referred to therein, shall be delivered to Kenneth G. Eade, 827 State Street, Santa Barbara, California 93101, AMWK's special securities counsel. It is a material inducement for all parties to have AMWK in full compliance under the Securities Exchange Act of 1934, as amended, prior to August, 1999.

Article IX  INDEMNIFICATION AND ARBITRATION

9.1 Indemnification. Each of the parties agree to indemnify and hold harmless the other against any and all damages, claims, losses, expenses, obligations and liabilities (including reasonable attorney's fees) resulting from or related to any breach of, or failure by each of the parties to perform any of their representations, warranties, covenants, conditions or agreement s in this Agreement or in any schedule, certificate, exhibit or other documents furnished, or to be furnished under this Agreement.

9.2 Claims of Indemnification. Any claim for indemnification pursuant to this Agreement, unless otherwise received by means of direct negotiation among the parties upon reasonable oral notification by the party seeking indemnification to all other parties, shall be made by writing of the nature and amount of the claim to the other.

Article X  PAYMENT OF EXPENSES

10.1 Expenses. All costs and expenses of the transaction contemplated herein shall be borne by the respective parties hereto. All costs and expenses advanced by one party for the benefit of any other party shall not be subject to reimbursement if there is no closing.

Article XI  SURVIVAL OF REPRESENTATIONS AND WARRANTIES

11.1 Survival. All statements contained in the Schedules, any Exhibit or other instrument delivered by or on behalf of the CVS's or in connection with the transactions contemplated by this Agreement, shall be deemed to be representations made by or on behalf of the parties to this Agreement, all representations, warranties and agreements made by the parties to this Agreement or pursuant hereto shall survive.

Article XII  GENERAL

12.1 Partial Invalidity. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provisions of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

12.2 Waiver. No waiver of any breach of any covenant or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed and extension of time for performance of any other obligation or act.

12.3 Notices. All notices or other communications required or permitted hereunder shall be in writing, and shall be sent b7 registered or certified mail, postage prepaid, return receipt requested, and shall be deemed received upon mailing thereof.

 To: CVS Technologies, Inc.
 21 Rippling Creek Drive
 Sugar Land, Texas 77479

 To: Shareholder
 [To the address set forth on the signature line]

 To: AmeriStar Network, inc.
 321 North Mall Drive, Suite 0-102
 St. George, Utah 84790

Notice of change of address shall be given by written notice in the manner detailed in this subparagraph 12.3.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the permitted successors and assigns of the parties hereto.

12.5 Professional Fees. In the event of the bringing of any action or suit by a party hereto against another party hereunder by reason of any breach of any of the covenants, agreements or provisions on the part of the other party arising out of this Agreement, then in that event the prevailing party shall be entitled to have and recover of and from the other party all costs and expenses of the action or suit, including actual attorney's fees, accounting fees, and other professional fees resulting therefrom.

12.6 Entire Agreement. This Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the party to be charged or by his agent duly authorized in writing or as otherwise expressly permitted herein. The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

12.7 Time of Essence. The parties hereby acknowledge and agree that time is strictly of the essence with respect to each and every term, condition, obligation and provision hereof and that failure to timely perform any of the terms, conditions, obligations or provisions hereof by either party shall constitute a material breach of anna non-curable (but waivable) default under this Agreement by the party so failing to perform.

12.8 Construction. Headings at the beginning of each paragraph and subparagraph are solely for the convenience of the parties and are not a part of the Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. In the event the date on which any party is required to take any action under the terms of this Agreement is not a business day, the action shall be taken on the next succeeding day.

12.9 Counterparts. This Agreement may be executed in one or more counter parts, each of which shall be an original and all of which taken together shall constitute one instrument.

12.10. Governing Law. The parties hereto expressly agree that this Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Utah.

In witness whereof, THE PARTIES HERETO HAVE EXECUTED THIS Agreement in Los Angeles, California.

DATED April 13, 1999 AMERISTAR NETWORK, INC.

By: /s/ O. Russell Crandall, Jr., President

DATED: April 13, 1999 CVS TECHNOLOGIES, INC.

 By: /s/ Michael Avery, President

 SHAREHOLDER

 /s/ Scott J. Stratton
 5161 San Felipe, Suite 320
 Houston, Texas 77056

 /s/ James R. Herbert
 21 Rippling Creek Drive
 Sugar Land, Texas 77479

 /s/ Tracy Gnagy
 21 Rippling Creek Drive
 Sugar Land, Texas 77479

 /s/ Leslie Catsman Avery
 3 S 281 Park Boulevard
 Glen Ellyn, Illinois 60137

 /s/ Michael Avery
 3 S 281 Park Boulevard
 Glen Ellyn, Illinois 60137

 EXHIBIT 10(e)
 [DESCRIPTION]ACQUISITION AGREEMENT OF AMERISTAR MORTGAGE, INC.
              PLAN AND AGREEMENT OF REORGANIZATION

THIS PLAN AND AGREEMENT OF REORGANIZATION (hereinafter referred to as the "Agreement") is entered into as of this 25th day of April, 1999, by and between AMERISTAR MORTGAGE, INC. (hereinafter referred to as "MTG" and DAVID
M. TEW, the shareholder of MTG (hereinafter referred to as "Shareholder"), and AMERISTAR NETWORK, INC. (hereinafter referred to as "AMWK").

WITNESSETH WHEREAS, MTG is a Delaware corporation with authorized capital stock of 1,500 shares, of which 1,500 shares were issued and outstanding as of March 31, 1999 (hereinafter "MTG Shares");

WHEREAS, AMWK is a Delaware corporation with authorized capital stock of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001, and 10,000,000 of which are preferred stock at a par value of $.001, of which 5,085,855 shares were issued and outstanding as of March 31, 1999.

WHEREAS, AMWK desires to purchase from Shareholder all of the issued and outstanding shares of MTG owned by Shareholder in exchange solely for AMWK shares of common stock ("Stock"); and

WHEREAS, it is the intention of Shareholder to exchange the MTG Shares held by it for Stock of AMWK on the terms and conditions set forth herein; and

WHEREAS, it is the intention of AMWK, MTG and Shareholder that the transactions contemplated hereby constitute a tax-free "reorganization" as defined in the Internal Revenue Code of 1986, as amended and that all the terms and provisions of this Agreement be interpreted, construed and enforced to effectuate this intent.

NOW THEREFORE in consideration of the foregoing and the mutual covenants, promises, representations and warranties contained herein, the parties hereto agree as follows:

Article 1  EXCHANGE

1.1 Exchange of Stock of MTG. At the Closing Date (as defined in Article VII hereof), in accordance with the provisions of this Agreement and applicable law, Shareholder shall transfer and AMWK shall acquire all of the MTG Shares owned by Shareholder.

Article II CONSIDERATION

2.1 Exchange. Shareholder and AMWK agree that all of the MTG Shares owned by Shareholder shall be exchanged with AMWK for 5,500,000 shares of common stock. All such Stock shall be issued in certificates of such denominations, amounts and names as may be requested by Shareholder.

2.2 Investment Intent. Shareholder represents and warrants that it is acquiring said shares for investment purposes only and not with a view toward resale or redistribution in violation of state and federal securities laws. Shareholder agrees to deliver to AMWK at the closing, a letter setting forth an agreement that sais shares are being acquired for investment purposes only and will not be sold except in compliance with the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

2.3 Delivery. At said closing, Shareholder shall deliver certificates for the shares of MTG, duly endorsed in negotiable form, with signatures guaranteed, free and clear from all claims and encumbrances.

Article III

REPRESENTATIONS AND WARRANTIES OF AMWK

AMWK represents the warrants to Shareholder as follows:

3.1 Organization. AMWK is a corporation duly incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

3.2 Capitalization. Prior to the Closing Date, the authorized capital stock of AMWK shall consist of 100,000,000 shares, 90,000,000 of which are common stock at a par value of $.001 and 10,000,000 of which are preferred stock at a par value of $.001, of which not to exceed 15,000,000 are issued and outstanding, and not to exceed 9,120,000 shares are to be issued pursuant to other agreements. AMWK presently has agreed to sell and issue an option to David Warner to acquire not to exceed 1,380,000 shares of stock in connection with the acquisition of Mortgage Internet Technologies, Inc. from David Warner. Except for this contingent obligation to sell and issue securities, there are no other outstanding options or warrants to acquire addition shares of AMWK.

3.3 Financial Statements. AMWK has furnished to Shareholder financial statement in the form to be disclosed of the Securities and Exchange Commission. All of said financial statements, (i) are in accordance with AMWK's books and records, (ii) present fairly and financial position of AMWK as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity width generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, loss and refunds with respect to services or products already rendered or sold.

3.4 Authorization. AMWK has the power to enter into this Agreement, and this Agreement, when duly executed and delivered, will constitute the valid and binding obligation of AMWK.

3.5 Effect of Agreement. The execution and delivery by AMWK of this Agreement and the consummation of the transactions herein contemplated, (i) will not conflict with, or result in a breach of the terms of, or constitute any default under or violation of, any law or regulation of any governmental authority, or the Articles of Incorporation or By-Laws of AMWK, or any material agreement or instrument to which AMWK is a party or by which it is bound or is subject; (ii) nor will it give to others any interest or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of AMWK.

3.6 Finders. AMWK is obligated to Norwood Enterprises, Inc. for financial advise and as a finder's fees in connection with the transactions contemplated by this Agreement.

3.7 Litigation; Claims. AMWK is not a party to, and there are not any claims, actions, suits, investigations or proceedings pending or threatened against MTG or its business at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which is determined adversely would have a material effect on the business or financial condition of AMWK or the ability of AMWK to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality domestic or foreign.

3.8 Compliance with Laws and Regulations. AMWK has complied with, and is not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of AMWK's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of AMWK. All of the issued and outstanding shares of stock of AMWK is validly issue, fully paid and non-assessable. Said shares are qualified for trading on the OTC Bulletin Board System, sponsored by the NASD Regulation, Inc. Other than AMWK being required to comply with the disclosure rules applicable for continued trading on the OTC Bulletin Board, said shares conform to the disclosures contained in AMWK's Information and Disclosure Statement prepared pursuant to Rule 15c2-11(a)(5) promulgated under the Securities Exchange Act of 1934, as amended.

3.9 Contracts and Other Acquisitions. Prior to the closing, AMWK will furnish to MTG and Shareholder, and each of them, with a true and complete list and description of all material contracts and letters of intent by and between AMWK and others. Each of the agreements, contracts, commitments, plans and other instruments, documents and undertakings are valid and enforceable in accordance with its terms. Said agreements include, but are not limited to, the agreements by and between AMWK and Access Business Capital/AmeriStar Mortgage, Inc and Mortgage Internet Technologies, Inc. Said agreements provided, in part, for the sale and issuance of additional shares and options, including but not limited to, additional fees for financial advice and as finder's fees in connection with the transactions contemplated therein. Notwithstanding anything contained herein to the contrary, including the shares of stock to be exchanged pursuant to this Agreement, AMWK is to obligated to issue in excess of 10,775,000 shares of its common stock and no shares of its preferred stock.

3.10 Nature of Representations. No representation, warranty or agreement made by AMWK in this agreement or any of the Schedules or any other exhibits hereto and no statement made in Schedules or any such exhibit, list certificate or schedule or other instrument or disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to make any statement, representation, warranty or agreement not misleading.

Article IV   REPRESENTATIONS AND WARRANTIES OF MTG AND Shareholder

MTG and Shareholder, and each of them, represent and warrant to AMWK as follows:

4.1 Organization. MTG is a corporation duly incorporated, validly existing and, at the closing, in good standing under the laws of the State of Delaware and has the corporation power and authority to own or lease its properties and to carry on business as now being conducted.

4.2 Capitalization. The authorized capital stock of MTG consists of one class of shares of stock, the total number of shares which MTG is authorized to issue is 1,500 shares, of which 1,500 shares are presently issued and outstanding and held by five (5) individuals. There are no outstanding options or warrants to acquire additional shares.

4.3 Authority MTG and Shareholder have the full power and authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by the Board of Directors and/or Shareholder, no proceedings on the part of Shareholder is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of MTG and Shareholder enforceable in accordance with its terms.

4.4 Financial Statements. MTG has furnished to AMWK its unaudited financial statements as of March 31, 1999. Said financial statements, (i) are in accordance with MTG's books and records, (ii) present fairly and financial position of MTG as of such dates, and its results of operations and changes in financial position for the respective periods indicated, (iii) have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and (iv) consistent with prior business practice, contain adequate reserves for all known or contingent liabilities, losses and refunds with respect to services or products already rendered or sold.

4.5 All Patent/License Rights. To the best of its knowledge, subject to filing a patent application, MTG owns or possesses the requisite licenses or other rights to use all licenses, patents, trademarks, services marks, service names and trade names presently used. There is no claim or action by any person, or proceeding pending, or threatened which challenges the exclusive rights of MTG with respect to said rights used, or contemplated to be used, in MTGs business. Nothing herein contained have or shall be deemed to constitute a representation or warranty that such licenses, patents, trademark, or trade names may not be utilized or challenged in the future, and that they will be upheld if challenged, ro granted, if applied for.

4.6 Contracts/Other Rights. Prior to the closing, MTG will furnish AMWK with a true and complete list and description of all material contracts and licenses by and between MTG and Shareholder, between them and with others.
Each of the agreements, contract, commitments, leases, plans and other instruments, documents and undertakings to be supplied is valid and enforceable in accordance with its terms. MTG is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed in writing at the time of delivery, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of MTG, contains any contractual requirement with which there is a likelihood MTG will be unable to comply.

4.7 Effect of Agreement. The execution and delivery by MTG and Shareholder of this Agreement and the consummation of the transactions herein contemplated,
(i) will not conflict with, or result in a breach of the terms of, or constitute a default under authority, or the Articles of Incorporation or By-Laws or MTG, or a party or by which it is bound or is subject; (ii) nor will it give to rise to any interests or rights, including rights of termination, acceleration or cancellation, in or with respect to any of the properties, assets, agreements, leases, or business of MTG.

4.8 Minutes Book. The records of meetings and other corporate actions of the Board of Directors of MTG which are contained in the Minute Books of MTG contain complete and accurate records of the matters reflected in such minutes.

4.09. Litigation; Claims. Neither Shareholder nor MTG is a party to, and there are not any claims, actions, suites, investigations or proceedings pending or threatened against MTG or its business, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, which if determined adversely would have a material effect on the business or financial condition or MTG or the ability of MTG to carry on its business. The consummation of the transactions herein contemplated will not conflict with or result in the breach or violation of any judgment, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.10 Compliance with Laws and Regulations. To the best of their knowledge, MTG and Shareholder have complied with, and are not in violation of any federal, state, local or foreign statute, law, rule or regulation with respect to the conduct of MTG's businesses, which violation might have a material adverse effect on the business, financial condition or earnings of MTG.

4.11 Finders . MTG and Shareholder, and each of them, is not obligated, absolutely or contingently, to any person for financial advice, a finder's fee, brokerage commission, or other similar payment in connection with the transactions contemplated by this agreement.

4.12 Nature of Representations. MTG and Shareholder have taken reasonable care to ensure that all disclosures and facts are true and accurate and that there are no other material facts, the omission of which would make misleading any statement herein. Further, no representation, warranty or agreement made by MTG and Shareholder in this Agreement or any of the Schedules or any other exhibits hereto and no statement made in the Schedules or any such exhibit, list, certificate or schedule or other instrument of disclosure furnished by them in connection with the transactions herein contemplated contains, or will contain, any untrue statement or a material fact necessary to made any statement, representation, warranty or agreement not misleading.

Article V   ACCESS TO INFORMATION

5.1 AMWK's Access to Information. Shareholder and Shareholder shall afford representatives of AMWK reasonable access to officers, personnel, and professional representative of MTG and such of the financial, contractual and corporate records of MTG as shall be reasonably necessary for AMWK's investigations and appraisal of MTG.

5.2 MTG and Shareholder's Assess to Information. AMWK shall afford representatives of MTG and Shareholders reasonable access to officers, personnel and professional representatives of AMWK and such of the financial, contractual and corporate records of AMWK as shall be reasonably necessary for MTG and Shareholder's investigation and appraisal of AMWK.

5.3 Effect of Investigations. Any such investigation by each of the parties shall not affect any of the representations and warranties hereunder and shall not be conducted in such manner as to interfere unreasonably with the operation of the business of MTG.

Article VI   CONDITIONS TO OBLIGATIONS OF AMWK

The obligations of AMWK under this Agreement are, at the option of AMWK, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

6.1 Fulfillment of Covenants. All the terms, covenants and conditions of this Agreement to be complied with and performed by MTG at or before the Closing Date shall have been duly complied with and performed.

6.2 Accuracy of Representations and Warranties; Other Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing Date.

6.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon MTG, or any of the officers or directors thereof, because of this consummation of the transaction contemplated by this Agreement.

Article VII

CONDITIONS TO OBLIGATIONS OF Shareholder

The obligations of Shareholder under this Agreement are, at the option of Shareholder, subject to the satisfaction, at and prior to the Closing Date, of the following conditions:

7.2 Accuracy of Representations and Warranties; Other Documents. All of the representations and warranties made by all parties to this Agreement shall be true as of the Closing Date.

7.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon MTG, or any of the officers or directors thereof, because of the consummation of the transactions contemplated by this Agreement.

Article VIII   CLOSING

8.1 Closing Date. The consummation of the exchange shall take place on April 16, 1999, or sooner, at the offices of AmeriStar Network, Inc., 321 North Mall Drive; Suite 0-102, St. George, Utah 84790, or such other time or place as shall be mutually agreed upon by the parties to this Agreement.

8.2. Actions to be Taken by Parties on the Closing Date. On the Closing Date, each party shall deliver to the other all documents or agreements provided herein to be delivered on the Closing Date.

8.3 Directors. On the Closing Date, AMWK shall cause to be appointed to the Board of Directors such nominees of Shareholder so as to provide Shareholder with an equal number or directors as are then existing on the Board of Directors of AMWK.

8.4 Other. Except for such reasonable actions that may be required to complete the transactions described in 3.9 above, between the date hereof and the Closing Date, AMWK will take no actions, other than those reasonably required to consummate a closing, without the prior written consent of MTG.

8.5 Securities Act of 1934 Filings. Between the date hereof and the Closing Date, and thereafter, AMWK shall continue to diligently cause to be prepared and filed with the Securities and Exchange Commission a Form 10SB12G under the Securities Exchange Act of 1934, as amended. Further, as soon as practical after the execution of this Agreement, this Agreement, together with all documents referred to therein, shall be delivered to Kenneth G. Eade, 827 State Street, Suite 26, Santa Barbara, California 93101, AMWK's special securities counsel. It is a material inducement for all parties to have AMWK in full compliance under the Securities Exchange Act of 1934, as amended, prior to August, 1999.
 Article IX

INDEMNIFICATION AND ARBITRATION

9.1 Indemnification. Each of the parties agree to indemnify and hold harmless the other against any and all damages, claims, losses, expenses, obligations and liabilities (including reasonable attorney's fees) resulting from or related to any breach of, or failure by each of the parties to perform any of their representations, warranties, covenants, conditions or agreement s in this Agreement or in any schedule, certificate, exhibit or other documents furnished, or to be furnished under this Agreement.

9.2 Claims of Indemnification. Any claim for indemnification pursuant to this Agreement, unless otherwise received by means of direct negotiation among the parties upon reasonable oral notification by the party seeking indemnification to all other parties, shall be made by writing of the nature and amount of the claim to the other.

Article X

PAYMENT OF EXPENSES

10.1 Expenses. All costs and expenses of the transaction contemplated herein shall be borne by the respective parties hereto. All costs and expenses advanced by one party for the benefit of any other party shall not be subject to reimbursement if there is no closing.

Article XI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

11.1 Survival. All statements contained in the Schedules, any Exhibit or other instrument delivered by or on behalf of the MTG's or in connection with the transactions contemplated by this Agreement, shall be deemed to be representations made by or on behalf of the parties to this Agreement, all representations, warranties and agreements made by the parties to this Agreement or pursuant hereto shall survive.

Article XII

General

12.1 Partial Invalidity. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provisions of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

12.2 Waiver. No waiver of any breach of any covenant or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed and extension of time for performance of any other obligation or act.

12.3 Notices. All notices or other communications required or permitted hereunder shall be in writing, and shall be sent by registered or certified mail, postage prepaid, return receipt requested, and shall be deemed received upon mailing thereof.

 To: AMERISTAR MORTGAGE, INC.
 6198 Goldfinch Drive
 Fayetteville, North Carolina 28306

 To: Shareholder
 [To the address set forth on the signature line]

 To: AmeriStar Network, Inc.
 321 North Mall Drive, Suite 0-102
 St. George, Utah 84790

Notice of change of address shall be given by written notice in the manner detailed in this subparagraph 12.3.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the permitted successors and assigns of the parties hereto.

12.5 Professional Fees. In the event of the bringing of any action or suit by a party hereto against another party hereunder by reason of any breach of any of the covenants, agreements or provisions on the part of the other party arising out of this Agreement, then in that event the prevailing party shall be entitled to have and recover of and from the other party all costs and expenses of the action or suit, including actual attorney's fees, accounting fees, and other professional fees resulting therefrom.

12.6 Entire Agreement. This Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the party to be charged or by his agent duly authorized in writing or as otherwise expressly permitted herein. The parties do not intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto.

12.7 Time of Essence. The parties hereby acknowledge and agree that time is strictly of the essence with respect to each and every term, condition, obligation and provision hereof and that failure to timely perform any of the terms, conditions, obligations or provisions hereof by either party shall constitute a material breach of anna non-curable (but waivable) default under this Agreement by the party so failing to perform.

12.8 Construction. Headings at the beginning of each paragraph and subparagraph are solely for the convenience of the parties and are not a part of the Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. In the event the date on which any party is required to take any action under the terms of this Agreement is not a business day, the action shall be taken on the next succeeding day.

12.9 Counterparts. This Agreement may be executed in one or more counter parts, each of which shall be an original and all of which taken together shall constitute one instrument.

12.10. Governing Law. The parties hereto expressly agree that this Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Utah.

In witness whereof, THE PARTIES HERETO HAVE EXECUTED THIS Agreement in Los Angeles, California.

DATED April 25, 1999 AMERISTAR NETWORK, INC.

By: /s/ O. Russell Crandall, Jr., President

DATED: April 25, 1999 AMERISTAR MORTGAGE, INC.

By: /s/David Tew, President

SHAREHOLDER

 By: /s/ David Tew

EXHIBIT 10(g)
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[DESCRIPTION]LETTER OF INTENT GOVERNMENT MICRO RESOURCES, INC.
Letter of Intent to Purchase an Interest in and provide Investment Funds to GOVERNMENT MICRO RESOURCES, INC. (GMR)
This offer is made this 5th day of may, 1999, by CVS Technologies, Inc. ("CVS"), a Delaware Corporation, or AmeriStar Network, Inc. (AMWK), a Delaware Corporation, to Government Micro Resources, Inc.(GMR), a California Corporation.

WHEREAS CVS/AMWK is desirous of acquiring an interest in GMR on the following terms and conditions, namely;

1. CVS/AMWK will acquire a forty nine percent (49%) interest in GMR for an amount of AMWK common stock and a sum of cash to be determined in a definitive agreement. A deposit of $500,000 shall be paid upon execution of this letter of intent.

GMR receives the necessary capital for expansion and operations, and will maintain an ongoing interest in AMWK. Such interest provides an ongoing synergistic relationship with vertical integration of Goods and Services between all associated companies under the CVS/AMWK umbrella.

CVS/AMWK will provide ongoing financial guidance, direction and assistance to the Company for a term of seven (7) years. Any material changes to the Company's mode of operation must have an eighty percent (80%) voting majority agreement of all parties.

CVS/AMWK will provide ongoing financial guidance, direction and assistance to GMR for a term of seven (7) years. Any material changes to the Company's mode of operation must have an eighty percent (805) voting majority agreement of all parties, or as otherwise agreed to by both parties.

2. CVS/AMWK will provide satisfactory evidence and ability to fund such acquisition purchase within thirty (30) days of acceptance of this offer, or as may otherwise be agreed to by both parties.

3. CVS/AMWK requires up to 45 days or less from the date of signing to complete it's due diligence and satisfy itself as to the status and condition of GMR and complete a final Investment Agreement unless otherwise agreed to by both parties. GMR will provide three (3) years Financial Statements and Tax Returns, to assist CVS/AMWK with their efforts of due diligence within the 45 day period. Closing will occur 10 business days after completion of due diligence.

4. CVS/AMWK agrees to treat the receipt and examination of all foregoing information on a completely confidential and proprietary basis and further agrees not to circumvent, avoid, bypass or obviate the interests of GMR.

5. CVS/AMWK further agrees not to reveal or discuss any proprietary information of GMR, with any third party, without the written permission of GMR.

6. CVS/AMWK shall receive from GMR, an invitation to place one (1) member of CVS/AMWK, on its Board of Directors.

WHEREAS, GMR, hereby agrees to provide the following to CVS/AMWK, namely;

1. GMR to provide, upon request, all existing business contacts, bids, partnership agreements and contracts, including history of such relationships.

2. GMR to furnish all past operating financial statements, list of liabilities, books, records minutes of the meetings, Corporate Documents, Letters of Registration and list of all assets or other information that may be required by CVS/AMWK or assigns.

If any provision contained in this agreement is for any reason held to be invalid or unenforceable, such provision shall be fully severable. In lieu of such invalid or unenforceable provision there shall be added a provision as similar in terms as may be valid and enforceable. This addition must be approved in writing by all parties or third party arbitration. Such arbitration shall be deemed final.

Nothing contained in this Agreement shall be construed as obligating either Party to this Agreement to purchase or to sell any product or service from the other.

This agreement shall be binding on and inure to the benefit of the parties for the stated 60 day period and may be altered in content, during, such time by mutual agreement and a more formal contract.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

Both CVS/AMWK and GMR agree that facsimile transmitted signatures will represent a binding contractual agreement between the parties the same as original signatures.

IN WITNESS WHEREOF, the Parties hereto agree that the effective date of this Agreement shall be the day of 1999.

CVS TECHNOLOGIES, INC. GOVERNMENT MICRO RESOURCES INC.

By: J.R. Herbert, Vice President By: AMERISTAR NETWORK, INC. By:
Russell Crandall Jr., President

EXHIBIT 10(g)

LETTER OF INTENT MORTGAGE INTERNET TECHNOLOGIES, INC.
Letter of Intent

THIS LETTER OF INTENT is entered into as of this 9th day of October 1998, by and between AmeriStar Network, Inc. (AmeriStar") and Mortgage Internet Technologies, Inc. ("MIT") for the purpose of defining the primary terms of a proposed purchase agreement of MIT with reference to the following facts:

A. The principal officers of AmeriStar and MIT have had , and are continue to have, certain discussions and negotiations in connection with the acquisition by AmeriStar of all the outstanding stock of MIT, to be followed by a merger of the two companies.

B. AmeriStar has initiated a public offering of its stock to raise the funds necessary to purchase the stock of MIT and to provide working capital to the combined entity.

C. The purchase price to be paid by AmeriStar for all of the outstanding stock of MIT is to be determined as follows:

i) An initial casey advance of $60,000.00 (the "Initial Advance") shall be paid by AmeriStar, to be paid within 45 days as follows; $30,000.00 upon execution of the "proposed purchase agreement" to be executed within 14 days of the submission by MIT of current financial statements and an updated business plan, including ga three month operating budget showing the use of the proceeds of the Initial Advance.

The terms of the remaining balance of $30,000.00 will be identified and agreed upon in the proposed purchase agreement.

ii) The balance of the cash portion of the purchase price shall be $400,000.00 reduced by any part of the Initial Advance which is used to pay debts of MIT outstanding as of the date of this agreement. MIT agrees that all its outstanding debts, other than current accounts payable and current payroll, shall be paid upon completion of the acquisition out of the cash paid to the MIT shareholders.

iii) The non-cash portion of the purchase price shall be 600,000 shares of AmeriStar common stock. The case and non-case consideration specified in ii) and iii) above shall be collectively referred to as the "Purchase Price".

D. AmeriStar and MIT have previously entered into a Soft Licensing Purchase Agreement dated June 6, 1998, and, an addendum to that agreement dated July 23, 1998, which parties which to terminate upon the closing of the MIT Acquisition/Merger at which time the $10,000.00 deposit referenced in the above agreement and addendum will be credited to the purchase price of MIT.

E. MIT agrees that upon receipt of the first part ($30,000) of the Initial Advance that it will not pursue acquisition or merger discussions with any other party as defined in the proposed purchase agreement.

F. In the event that AmeriStar is not able to complete its public offering and thereby raise the funds necessary to pay the balance of the cash portion of the purchase price, the proposed purchase agreement shall terminate, and the initial cash advance shall convert into the ownership of up to 7% of the then outstanding shares based pro rate upon the Initial Payment amount to MIT. The prior licensing agreement when then still remain in place, subject to its original terms and conditions.

NOW THEREFORE, in views of the foregoing, the parties hereto agree to enter into a purchase and merger agreement and such other agreements as may be necessary, in order to reflect the foregoing understandings and agreements of the parties:

THIS LETTER IS NOT A CONTRACTUALLY BINDING DOCUMENTS NOR SHALL ANY LEGALLY BINDING RELATIONSHIP ARISE HEREFROM UNTIL ALL THE AGREEMENTS AND DOCUMENTS CONTEMPLATED IN THIS LETTER HAVE BEEN FULLY PREPARED AND DULY EXECUTED BY ALL PARTIES DESIGNATED THEREIN.

Mortgage Internet Technologies, Inc. AmeriStar Network, Inc.

/s/ David R. Werner, President 10/9/98 /s/ O. Russell Crandall, Jr., President.

EXHIBIT 10(h)
LIST OF SUBSIDIARIES

The Company owns 100% of the following subsidiaries:

AmeriStar Mortgage, Inc., a Delaware corporation, with its principal place of business at 6198 Goldfinch Drive Fayetteville, North Carolina 28306.

CVS Technologies, Inc., a Delaware corporation, with its principal place of business at 3 S 281 Park Boulevard, Glen Ellyn, Illinois 60137

EXHIBIT 16
ACKNOWLEDGMENT OF FORMER CERTIFIED PUBLIC ACCOUNTANT

Schvaneveldt and Company
Certified Public Account
275 East South Temple, Suite 300
Salt Lake City, Utah 84111
(801) 521-2392

U.S. Securities & Exchange Commission
Washington, D.C. 10549

The undersigned certifying accountants hereby acknowledge that they have reviewed "Changes in and Disagreements with Accountants on Accounting and Financial Disclosures," as contained in the Form 10 Registration Statement being filed by AmeriStar Network, Inc., and that the undersigned concurs with the statements made therein by the Registrant concerning the change in the Registrant's independent accountant.

 /s/Schvandeveldt & Company
 Salt Lake City, Utah
 July 28, 1999

 Schvaneveldt and Company
 Certified Public Account
 275 East South Temple, Suite 300
 Salt Lake City, Utah 84111
 (801) 521-2392

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 [DESCRIPTION]